UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

INVENTURE FOODS, INC.

(Name of Subject Company)

INVENTURE FOODS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

461212102

(CUSIP Number of Class of Securities)

Terry McDaniel

Chief Executive Officer

Inventure Foods, Inc.

5415 East High Street, Suite 350

Phoenix, Arizona 85054

(623) 932-6200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Gregory R. Hall, Esq.

DLA Piper LLP (US)

2525 East Camelback Road, Suite 1000

Phoenix, Arizona 85016

(480) 606-5128

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

Name and Address

The name of the subject company is Inventure Foods, Inc., a Delaware corporation (the “Company” or “Inventure Foods”). The address of Inventure Foods’ principal executive office is 5415 East High Street, Suite 350, Phoenix, Arizona 85054. The telephone number of Inventure Foods’ principal executive office is (623) 932-6200. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “Inventure Foods” refer to Inventure Foods, Inc.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is Inventure Foods’ common stock, par value $0.01 per share (each, a “Share” and, collectively, the “Shares”). As of November 6, 2017, there were 19,827,000 Shares issued and outstanding.

Item 2. Identity and Background of Filing Person

Name and Address

The name, business address and business telephone number of Inventure Foods, which is both the person filing this Schedule 14D-9 and the subject company, are set forth in “Item 1. Subject Company Information — Name and Address.” The Company’s website address is www.inventurefoods.com. The information on the Company’s website is not a part of this Schedule 14D-9 and is not incorporated by reference into this Schedule 14D-9.

Tender Offer

This Schedule 14D-9 relates to the tender offer by Heron Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Utz Quality Foods, LLC, a Delaware limited liability company (“Parent”), to purchase all of the issued and outstanding Shares at a purchase price of $4.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon, but subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of October 25, 2017, by and among Inventure Foods, Parent and Merger Sub (as may be amended from time to time, the “Merger Agreement”) and the Offer to Purchase, dated November 15, 2017 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as may be amended or supplemented from time to time, the “Schedule TO”), filed by Merger Sub with the Securities and Exchange Commission (the “SEC”) on November 15, 2017. The Offer to Purchase and Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer and withdrawal rights will expire at one minute after 11:59 p.m., New York City time, on December 13, 2017 (the “Expiration Time,” unless extended in accordance with the Merger Agreement, in which event “Expiration Time” shall mean the latest time and date at which the Offer shall expire).

The Offer is being made pursuant to the Merger Agreement. The obligation of Merger Sub to purchase the Shares validly tendered pursuant to the Offer and not validly withdrawn is subject to the satisfaction or waiver of various conditions set forth in the Merger Agreement, including, among others: (1) the absence of a termination of the Merger Agreement in accordance with its terms, (2) that the number of Shares (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not been “received” (as defined in Section 251(h)(6)(f) of the DGCL (as defined below)) validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the Expiration Time, together with any Shares then owned by Parent or Merger Sub (if any), equals at least a majority of all Shares then outstanding (determined on a fully diluted basis), (3) that any applicable waiting period (and any extensions thereof) and any approvals, clearances or other governmental authorizations applicable to the Offer or the consummation of the Merger (as defined below) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), shall have expired or otherwise been terminated or obtained, as applicable, free of any condition that would reasonably be expected to have a “Company Material Adverse Effect” (as defined in the Merger Agreement), (4) the absence of any temporary restraining order, preliminary or permanent injunction, or any law or other judgment enacted, issued, promulgated, enforced or entered by any governmental authority of competent jurisdiction, which has the effect of enjoining, restraining or otherwise preventing or prohibiting the making of the Offer or the consummation of the Merger or the Offer, (5) the accuracy of the representations and warranties made by Inventure Foods in the Merger Agreement, subject to materiality and other qualifications set forth in the Merger Agreement, (6) the performance and compliance of Inventure Foods in all material respects with all of the covenants and obligations required to be performed or complied with by it under the Merger Agreement on or prior to the Expiration Time, (7) Parent’s receipt of a certificate signed on behalf of the Company to the effect that the conditions set forth in subparts (5) and (6) have been satisfied, (8) the absence of a Company Material Adverse Effect on Inventure Foods since the date of the Merger Agreement, (9) the receipt or giving of certain third party approvals, consents, notices and waivers, and (10) other customary conditions. Neither the Offer nor the Merger (as defined below) is subject to a financing condition.

Following consummation of the Offer, the Merger Agreement provides that, among other things, upon the terms and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into Inventure Foods (the “Merger” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with Inventure Foods as the surviving corporation (the “Surviving Corporation”), which shall be a non-publicly-traded, wholly-owned subsidiary of Parent.

The Merger Agreement provides that the Merger will be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), which permits completion of the Merger upon the irrevocable acceptance for payment by Merger Sub in the Offer of at least such percentage of the stock of Inventure Foods as would be required to adopt the Merger Agreement at a meeting of stockholders, which in the case of Inventure Foods is a number of Shares that, when added to the number of Shares (if any) then owned by Parent or Merger Sub, represent at least a majority of all Shares then outstanding. If the Merger is effected pursuant to Section 251(h) of the DGCL, no vote of the stockholders of Inventure Foods will be required to consummate the Merger.

Inventure Foods does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), all outstanding Shares (other than (i) Shares (if any) beneficially owned by Inventure Foods, any of its subsidiaries, Parent, Merger Sub, or any subsidiary of Parent immediately prior to the Effective Time, or (ii) Shares held by any stockholder that has properly exercised appraisal rights under the DGCL) will be converted in the Merger into the right to receive from the Surviving Corporation an amount in cash equal to the Offer Price, without interest but subject to any required withholding taxes (the “Merger Consideration”).

Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on November 15, 2017. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire at the Expiration Time. If at the then-scheduled Expiration Time any of the conditions to the Offer have not been satisfied or waived, Merger Sub may, and if requested by Inventure Foods on no more than two occasions, will extend (or re-extend, as applicable) the Expiration Time to permit the satisfaction of all Offer conditions, subject to certain specified limitations set forth in the Merger Agreement.

For the reasons described in more detail below, the board of directors of Inventure Foods (the “Board”) unanimously recommends that Inventure Foods’ stockholders accept the Offer and tender all of their Shares pursuant to the Offer, on the terms and subject to the conditions set forth in the Merger Agreement. See “Item 4. The Solicitation or Recommendation — Background of the Merger Agreement; Reasons for Recommendation — Reasons for Recommendation of the Board.”

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal as well as the full text of the Merger Agreement. Copies of the Merger Agreement, the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

As set forth in the Schedule TO, the address of Parent and Merger Sub’s principal executive office is 900 High Street, Hanover, Pennsylvania 17331. The telephone number of Parent and Merger Sub’s principal executive office is (717) 637-6644.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and this Schedule 14D-9 (including certain referenced documents), can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, to the knowledge of Inventure Foods as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Inventure Foods or its affiliates, on the one hand, and (1) Inventure Foods’ executive officers, directors or affiliates or (2) Parent or Merger Sub or their respective executive officers, directors or affiliates, on the other hand. Information about Inventure Foods’ related person transactions generally can be found in the section entitled “— Certain Relationships and Related Transactions” in Inventure Foods’ Definitive Proxy Statement for the 2017 Annual Meeting of Stockholders on Schedule 14A, filed by Inventure Foods with the SEC on April 19, 2017.

Relationship with Parent and Merger Sub

Merger Agreement

On October 25, 2017, Inventure Foods, Parent and Merger Sub entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 13 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement is incorporated by reference in this Schedule 14D-9 to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Parent, Merger Sub, Inventure Foods or their respective affiliates. The representations and warranties of Inventure Foods contained in the Merger Agreement were made solely for the benefit of Parent and Merger Sub. In addition, such representations and warranties (1) were made only for purposes of the Merger Agreement, (2) are qualified by confidential disclosures in a disclosure letter delivered by Inventure Foods to Parent and Merger Sub in connection with the Merger Agreement, (3) are subject to materiality qualifications contained in the Merger Agreement, which may differ from what may be viewed as material by investors, (4) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement, and (5) were included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as fact. Accordingly, the Merger Agreement is incorporated by reference in this Schedule 14D-9 only to provide holders of Shares with information regarding the terms of the Merger Agreement, and not to provide holders of Shares with any other factual information regarding Inventure Foods or its subsidiaries or business. Inventure Foods’ stockholders should not rely on the representations and warranties in the Merger Agreement or any descriptions thereof as characterizations of the actual state of facts or condition of Inventure Foods or any of its subsidiaries or business. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Inventure Foods’ public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Inventure Foods that has been, is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q, Forms 8-K, proxy statements and other documents that Inventure Foods files with the SEC.

Mutual Nondisclosure Agreement

On September 26, 2016, Parent and Inventure Foods entered into a mutual nondisclosure agreement (the “Parent NDA”), pursuant to which each party agreed, on behalf of itself and its representatives, and subject to certain exceptions, to keep certain information about the other party confidential and to use such information solely in connection with the consideration of a possible negotiated transaction involving Parent and Inventure Foods and/or their respective subsidiaries or affiliates. This summary and description does not purport to be complete and is qualified in its entirety by reference to the Parent NDA, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated by reference herein.

Exclusivity Agreement

On August 25, 2017, Inventure Foods and Parent entered into an Exclusivity Agreement (the “Exclusivity Agreement”), pursuant to which, among other things, Inventure Foods agreed, on behalf of itself and its subsidiaries, directors, officers and certain representatives, not to solicit, initiate or knowingly encourage any inquiries or discussion or the making of any proposals for, or enter into any agreement with respect to, or negotiate with any person or entity with respect to, any alternative acquisition transaction during a period commencing on August 25, 2017 and lasting through the later of (i) October 16, 2017, or (ii) the twenty-first day following the closing of the Company’s sale of its Frozen Fruit Business (as defined below). On October 17, 2017, the parties entered into an amendment to the Exclusivity Agreement to extend the October 16, 2017 date until October 19, 2017, and, on October 19, 2017, the parties entered into a second amendment to extend such date to October 25, 2017. The foregoing description of the Exclusivity Agreement and its two extensions does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement and its two extensions, which are filed as Exhibits (e)(3), (e)(4) and (e)(5), respectively, to this Schedule 14D-9 and are incorporated by reference herein.

Arrangements with Current Executive Officers and Directors of Inventure Foods

Overview

In considering the recommendation of the Board set forth in the section entitled “Item 4. The Solicitation or Recommendation — Recommendation of the Board,” Inventure Foods’ stockholders should be aware that certain of Inventure Foods’ executive officers and directors may have interests in the Transactions that are different from, or in addition to, those of Inventure Foods’ stockholders generally. The Board was aware of these interests and considered them, along with other matters, in evaluating and approving the Merger Agreement and the Transactions and recommending that Inventure Foods’ stockholders accept the Offer and tender their Shares in the Offer.

The following is a discussion of all material agreements, understandings and any actual or potential conflicts of interest between Inventure Foods and its executive officers or directors that relate to the Transactions. The following summaries are qualified in their entirety by reference to (1) the Merger Agreement; (2) Inventure Foods’ Amended and Restated 2005 Equity Incentive Plan (as amended, the “2005 Plan”), Inventure Foods’ 2015 Equity Incentive Plan (the “2015 Plan” and, together with the 2005 Plan, the “Inventure Foods Equity

Incentive Plans”); (3) the award agreements governing Inventure Foods Compensatory Awards (as defined below) held by Inventure Foods’ executive officers and directors; and (4) the employment agreements with such executive officers containing severance and change in control provisions. For further information with respect to the arrangements between Inventure Foods and its named executive officers, see the information included in the section entitled “— Agreements or Arrangements with Executive Officers of Inventure Foods” and “ — Golden Parachute Compensation.” The 2005 Plan and the related award agreements, the 2015 Plan and the related award agreements, and the executive employment agreements are filed as Exhibits (e)(6) through (e)(17) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Consideration for Shares Tendered Pursuant to the Offer

If directors and executive officers of Inventure Foods who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same Offer Price on the same terms and conditions as the other stockholders of the Company. As of November 6, 2017, the executive officers and directors of Inventure Foods set forth in the table below beneficially owned, in the aggregate, 781,374 Shares (excluding for this purpose Shares underlying Inventure Foods Compensatory Awards, which are set forth separately in the “— Table of Equity Related Payments” below). If the executive officers and directors were to tender all 781,374 Shares beneficially owned by them as of November 6, 2017 for purchase pursuant to the Offer and those Shares were accepted and purchased by Merger Sub, then such executive officers and directors would receive, in aggregate, approximately $3,125,496 in cash, without interest but subject to withholding taxes. As indicated below, to the knowledge of Inventure Foods, each of Inventure Foods’ executive officers and directors currently intends to tender all of his Shares in the Offer.

The following table sets forth, as of November 6, 2017, the consideration that each current executive officer and director and his affiliates would be entitled to receive in respect of outstanding Shares beneficially owned by him (excluding Shares underlying Inventure Foods Compensatory Awards), assuming such individual or his affiliate were to tender all of his outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Merger Sub, and all such Shares were converted into the right to receive the Merger Consideration, by virtue of the Merger.

Name	Number of Shares	Cash Consideration Payable in Respect of Shares ($)
Executive Officers:
Terry McDaniel	430,383	1,721,532
Steve Weinberger	165,022	660,088
E. Brian Foster	18,600	74,400
Steven Sklar	52,225	208,900

Non-Employee Directors:
Ashton D. Asensio	33,602	134,408
Timothy A. Cole	10,619	42,476
Macon Bryce Edmonson	46,804	187,216
Paul J. Lapadat	20,119	80,476
Joel D. Stewart	4,000	16,000
All of our current directors and executive officers as a group	781,374	3,125,496

Effect of the Merger on Inventure Foods Compensatory Awards

The discussion below describes the treatment of Inventure Foods’ outstanding stock options (“Options”), outstanding and unvested restricted stock units (“RSUs”), and outstanding performance share units (“PSUs,” and, collectively with the Options and RSUs, the “Inventure Foods Compensatory Awards”), under the Merger Agreement.

Any cash payments described below will be subject to any applicable withholding taxes and will, unless otherwise noted below, be made shortly following the Effective Time.

Options

Pursuant to the Merger Agreement, as of the Effective Time, each Option outstanding immediately prior to the Effective Time, whether vested or unvested, will be, by virtue of the Merger and without any action by the holder of that Option, canceled and converted into the right to receive from the Surviving Corporation as promptly as practicable (but not later than five business days) following the Effective Time an amount in cash, without interest and less any applicable withholding taxes, equal to the product of (i) the number of vested Shares subject to such Option immediately prior to the Effective Time (including those whose vesting accelerates as of the Effective Time), and (ii) the excess, if any, of the Offer Price over the exercise or base price per share of Shares subject to such Option immediately prior to the Effective Time. Any Option with a per Share exercise price equal to or greater than the Offer Price will be canceled for no consideration.

RSUs and PSUs

Pursuant to the Merger Agreement, as of the Effective Time, each RSU award and PSU award outstanding immediately prior to the Effective Time, whether vested or unvested, will be, by virtue of the Merger and without any action by the holder of that RSU award or PSU award, canceled and converted into the right to receive as promptly as practicable (but not later than five business days) following the Effective Time from the Surviving Corporation an amount in cash, without interest and less any applicable withholding taxes, equal to the product of (i) the number of vested Shares subject to such PSU or RSU immediately prior to the Effective Time (including those whose vesting accelerates as of the Effective Time), and (ii) the Offer Price. To the extent that any such PSU or RSU constitutes nonqualified deferred compensation subject to Section 409A of the Code (as defined below), such cash payment shall be paid in accordance with the applicable award’s terms and at the earliest time permitted under the terms of such award that will not result in the application of a tax or penalty under Section 409A of the Code. For each PSU, the number of Shares covered by the applicable award will be determined in accordance with each participant’s PSU and by the Compensation Committee of the Board.

Inventure Foods Equity Incentive Plans

The Inventure Foods Equity Incentive Plans will not be assumed by Parent.

Table of Equity Related Payments

The following table shows the estimated value that each current executive officer and current director of Inventure Foods would be eligible to receive (without subtraction of applicable withholding taxes) in connection with the Merger with regard to (1) the number of Options to be cashed out at the Effective Time, (2) the number of Inventure Foods RSUs to be cashed out at the Effective Time, and (3) the number of Inventure Foods PSUs to be cashed out at the Effective Time.

The estimated cash values in the table below are calculated using the Offer Price of $4.00 per share, and assuming that the Effective Time occurred on November 14, 2017, the latest practicable date to determine such amounts before the filing of this Schedule 14D-9. The numbers in the table below do not include Options with an exercise price equal to or greater than the Offer Price, which Options will be canceled at the Effective Time for no consideration.

Name	Shares subject to Options to be Cashed Out(1) (#)	Value of Cashed- Out Options(2) ($)	Shares subject to RSUs to be Cashed Out(3) (#)	Value of Cashed- Out RSUs(4) ($)	Shares subject to PSUs to be Cashed- Out(5) (#)	Value of Cashed- Out PSUs(6) ($)	Total Value ($)
Executive Officers:
Terry McDaniel	22,540	90,160	126,268	505,702	85,671	342,686	938,548
Steve Weinberger	11,730	46,920	45,453	181,812	30,840	123,358	352,090
E. Brian Foster	550	2,200	29,748	118,992	20,184	80,736	201,928
Steven Sklar	62,025	248,100	33,102	132,408	23,163	92,650	473,158

Non-Employee Directors:
Ashton D. Asensio	700	2,800	9,435	37,740	—	—	40,540
Timothy A. Cole	—	—	9,435	37,740	—	—	37,740
Macon Bryce Edmonson	—	—	9,435	37,740	—	—	37,740
Paul J. Lapadat	—	—	9,435	37,740	—	—	37,740
Joel D. Stewart	—	—	—	—	—	—	—

(1)

This column includes the number of Shares subject to vested Options (including Options that vest as of the Effective Time) that are being cashed out at the Effective Time. Note that this column does not include any Shares that are subject to Options with exercise prices that are equal to or greater than the Offer Price.

(2)	The estimated value of these Options is equal to (i) the number of Shares subject to such Options, multiplied by (ii) the Offer Price minus the exercise price of the Option.
(3)	This column includes Inventure Foods RSUs that are being cashed out at the Effective Time.
(4)	The estimated value of these Inventure Foods RSUs is equal to (i) the number of Shares subject to such Inventure Foods RSU multiplied by (ii) the Offer Price.
(5)

This column indicates Inventure Foods PSUs that are being cashed out at the Effective Time. For each PSU award, the number of Shares covered by the applicable award is determined by the particular PSU award agreement and the Compensation Committee of the Board.

(6)	The estimated value of these Inventure Foods PSUs is equal to (i) the number of Shares subject to such Inventure Foods PSU multiplied by (ii) the Offer Price.

Agreements or Arrangements with Executive Officers of Inventure Foods

Severance Agreements

Pursuant to their employment agreements, executive officers are eligible to receive certain benefits in the event their respective employment is terminated (i) by the Company without “Cause” (as defined in each respective executive officer’s employment agreement), (ii) upon each such executive officer’s retirement, disability or death, or (iii) in certain circumstances following a “Change in Control” (as defined in each respective executive officer’s employment agreement) of the Company. The amount of benefits vary based on the reason for the termination.

The consummation of the Transactions will constitute a “Change in Control” under the employment agreements.

Terry McDaniel. The Company entered into an executive employment agreement with Mr. McDaniel on April 17, 2006, employing him as Chief Operating Officer, which agreement was amended on May 8, 2008 when

Mr. McDaniel took over as Chief Executive Officer, and amended and restated in its entirety on March 25, 2013. Pursuant to the terms of this agreement, in the event that Mr. McDaniel’s employment is terminated by the Company for Cause (as defined in his employment agreement) or Mr. McDaniel resigns, Mr. McDaniel will be entitled to receive his then current base salary through the date his employment is terminated, but no other compensation of any kind. In the event Mr. McDaniel’s employment is terminated by the Company without Cause, he will be entitled to receive as severance his then current base salary and monthly car allowance for the 12-month period following his termination, and up to $9,000 for outplacement services. In the event of a Change in Control (as defined in his employment agreement), if Mr. McDaniel’s employment is terminated by his resignation within 12 months following such Change in Control, he will be entitled to receive the outplacement services described above, and if his employment is terminated for Good Reason (as defined in his employment agreement), within specified time periods before or after a Change in Control, he will be entitled to receive a lump sum amount in cash equal to his then current annual base salary.

Mr. McDaniel’s employment agreement includes non-competition and non-solicitation provisions, which will end one year after Mr. McDaniel’s employment ends and confidentiality provisions that continue indefinitely.

Steve Weinberger. The Company entered into an executive employment agreement with Mr. Weinberger on July 27, 2006, employing him as Chief Financial Officer, which agreement was amended on May 8, 2008. Pursuant to the terms of this agreement, in the event that Mr. Weinberger’s employment is terminated by the Company for Cause (as defined in his employment agreement) or Mr. Weinberger resigns, Mr. Weinberger will be entitled to receive his then current base salary through the date his employment is terminated, but no other compensation of any kind. In the event Mr. Weinberger’s employment is terminated by the Company without Cause, he will be entitled to receive as severance his then current base salary and monthly car allowance for the six-month period following his termination, up to $9,000 for outplacement services and, to the extent that Mr. Weinberger lists the sale of his residence with a licensed real estate broker during such six-month period and completes the sale of such residence during the 12-month period following expiration of such six-month period at a sale price less than the amount Mr. Weinberger initially paid for such residence (net of real estate commissions and other closing costs), the Company will reimburse Mr. Weinberger for such loss in a lump sum payment up to a maximum of $66,250. In the event of a Change in Control (as defined in his employment agreement), if Mr. Weinberger’s employment is terminated by his resignation within 12 months following such Change in Control, he will be entitled to receive the outplacement services described above, and if his employment is terminated for Good Reason (as defined in his employment agreement), within specified time periods before or after a Change in Control, he will be entitled to receive a lump sum amount equal to his then current annual base salary.

Mr. Weinberger’s employment agreement includes non-competition and non-solicitation provisions, which will end one year after Mr. Weinberger’s employment ends and confidentiality provisions that continue indefinitely.

E. Brian Foster. The Company entered into an employment agreement with Mr. Foster on October 11, 2010. Pursuant to the terms of this agreement, in the event that Mr. Foster’s employment is terminated by the Company for Cause (as defined in his employment agreement) or Mr. Foster resigns, Mr. Foster will be entitled to receive his then current base salary through the date his employment is terminated, but no other compensation of any kind. In the event Mr. Foster’s employment is terminated by the Company without Cause, he will be entitled to receive as severance his then current base salary for the four-month period following his termination and he will remain on the Company-provided benefit program for the same four-month period with all applicable employee contributions as if Mr. Foster were still an active employee of the Company. In the event of a Change in Control (as defined in his employment agreement) that results in Mr. Foster’s loss of employment with the Company, he will be entitled to receive as severance his then current base salary for the four-month period following the date of the Change in Control and he will remain on the Company-provided benefit program for the same four-month period with all applicable employee contributions as if Mr. Foster were still an active employee of the Company.

Mr. Foster’s employment agreement includes non-competition and non-solicitation provisions, which will end three months and 12 months, respectively, after Mr. Foster’s employment ends and confidentiality provisions that continue indefinitely.

Steven Sklar. The Company entered into an executive employment agreement with Mr. Sklar on August 1, 2005. Pursuant to the terms of this agreement, in the event that Mr. Sklar’s employment is terminated by the Company for Cause (as defined in his employment agreement) or Mr. Sklar resigns, Mr. Sklar will be entitled to receive his then current base salary through the date his employment is terminated, but no other compensation of any kind. In the event Mr. Sklar’s employment is terminated by the Company without Cause, he will be entitled to receive as severance his then current base salary and monthly car allowance for the nine-month period following his termination, up to $10,000 for outplacement services and any amounts payable under any bonus plans for which Mr. Sklar is eligible to participate as of the date his employment is terminated. In the event of a Change in Control (as defined in his employment agreement), if Mr. Sklar’s employment is terminated by his resignation within 12 months following such Change in Control, he will be entitled to receive the outplacement services described above, and if his employment is terminated for Good Reason (as defined in his employment agreement), within specified time periods before or after a Change in Control, he will be entitled to receive a lump sum amount equal to (i) 200% of his then current annual base salary, (ii) his monthly car allowance for 12 months, and (iii) any amounts payable under any bonus plans for which Mr. Sklar is eligible to participate as of the date of the Change in Control.

Mr. Sklar’s employment agreement includes non-competition and non-solicitation provisions, which will end one year after Mr. Sklar’s employment ends and confidentiality provisions that continue indefinitely.

Equity Acceleration

Pursuant to the 2015 Plan, the Transaction Committee (as defined below) may provide for the acceleration of vesting or settlement of any or all outstanding awards upon such terms and to such extent as it determines. The consummation of the Transactions will constitute a Change in Control under the 2015 Plan. The Transaction Committee has provided for the acceleration of vesting of all outstanding and unvested Inventure Foods Compensatory Awards as of the Effective Time.

Bonus Plan

Inventure Foods intends to pay prorated fiscal year 2017 annual performance bonuses, based on established EBITDA targets, to executives and other employees of Inventure Foods under its performance-based bonus programs (together, the “Bonus Plan”) in connection with the consummation of the Transactions.

Agreements or Arrangements with Directors of Inventure Foods

In accordance with the 2015 Plan, the vesting of all awards held by non-employee directors will be accelerated in full upon a Change in Control, subject to the requirements and limitations of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”). The consummation of the Transactions will constitute a “Change in Control” under the 2015 Plan.

Effect of Merger Agreement on Employee Compensation and Benefits

For a period of 12 months following the Effective Time, Parent has agreed to provide, or cause the Surviving Corporation to provide, to each continuing employee of Inventure Foods (other than any such employees with a written employment contract), for so long as such employee remains employed by Parent, Surviving Corporation or any of their respective subsidiaries during such period, (i) base salary or wages and target bonus opportunities (but excluding any equity-based compensation) that are no less favorable than the base salary or wages and target bonus opportunities (but excluding any equity-based compensation) provided to such employee immediately prior to the Effective Time (excluding any equity based compensation), (ii) employee benefits (other than severance benefits) that are, in the aggregate, comparable to those provided by Inventure Foods to its employees immediately prior to the Effective Time, and (iii) severance benefits that are, in the aggregate, no less favorable than those provided by Inventure Foods to its employees immediately prior to the Effective Time.

Following the closing of the Merger, Parent shall provide, or shall cause the Surviving Corporation to provide, that periods of employment with Inventure Foods (including any current or former affiliate of Inventure Foods or any predecessor of Inventure Foods) shall be taken into account for purposes of eligibility, vesting (excluding equity compensation vesting) and waiting periods under all employee benefit plans maintained by Parent or an affiliate of Parent for the benefit of the continuing employees (other than as would result in a duplication of benefits or if such service was not recognized under the corresponding Inventure Foods benefit plan).

In addition, with respect to each medical, health and other welfare plan maintained by Parent or its affiliates for the benefit of continuing Inventure Foods employees, Parent has agreed to (i) waive any exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees to the extent such exclusions did not apply under the corresponding Inventure Foods benefit plans as of the Effective Time, and (ii) use commercially reasonable efforts to honor any deductible and out-of-pocket expenses incurred by such employees and dependents under similar employee plans for the plan year in which such participation begins.

Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, Inventure Foods’ directors and executive officers will be entitled to certain ongoing indemnification and insurance rights for a period of time following the Effective Time. Such indemnification and insurance coverage is further described in the section entitled “— Effect of the Merger on Director and Officer Indemnification and Insurance.”

Weinberger Consulting Agreement

It is expected that the employment of Steve Weinberger, the Chief Financial Officer of Inventure Foods, will terminate as of the Effective Time. Parent expects that the Surviving Corporation will enter into a consulting agreement with Mr. Weinberger following the closing of the Merger pursuant to which Mr. Weinberger would provide transition services to the Surviving Corporation for a period of four to six months after the closing of the Merger. Under such arrangement, Mr. Weinberger would be paid a monthly consulting fee equal to $27,500, which is his current monthly base salary with Inventure Foods.

It is possible that Parent, Merger Sub or their respective affiliates may enter into employment or other arrangements with other officers or directors of Inventure Foods in the future.

Golden Parachute Compensation

In this Schedule 14D-9, Inventure Foods is required to disclose any agreement or understanding, whether written or unwritten, between Inventure Foods’ named executive officers and Inventure Foods or Parent concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Transactions. As described above, the employment agreements with Inventure Foods’ named executive officers provide severance and change in control benefits in connection with the Transactions. In addition, Inventure Foods has agreed to pay prorated fiscal year 2017 annual performance bonus payments based on established EBITDA targets under the Bonus Plan. It is not expected that any payments to the executive officers in connection with the Transactions will result in a tax being payable under Section 4999 of the Code. A definitive analysis will depend on the Effective Time, the date of termination (if any) of the named executive officer and certain other assumptions used in the calculation. The terms and conditions of these agreements are described under the section entitled “— Agreements or Arrangements with Executive Officers of Inventure Foods” and such descriptions are incorporated herein by reference.

Aggregate Amounts of Potential Compensation

The table below sets forth the information required by Item 402(t) of Regulation S-K regarding compensation for each named executive officer of Inventure Foods that is based upon or otherwise related to the Transactions.

For purposes of calculating the potential payments set forth in the table below, Inventure Foods has assumed (1) that the Effective Time occurred on November 14, 2017; (2) that each named executive officer experiences a qualifying termination of employment with Inventure Foods at the Effective Time, triggering the severance payments and benefits described in the section entitled “—Severance Agreements” of this Schedule 14D-9; (3) that all of the Inventure Foods Compensatory Awards held by each named executive officer accelerate and vest in connection with the Merger; and (4) that no payments are subject to reduction on account of the application of Section 280G of the Code to such payments. For additional details regarding the terms of the payments quantified below, see the section entitled (“—Agreements or Arrangements with Executive Officers of Inventure Foods)” and the section entitled “(—Effect of the Merger on Inventure Foods Compensatory Awards.”) It is not expected that any payments to the executive officers in connection with the Transactions will result in a tax being payable under Section 4999 of the Code. A definitive analysis will depend on the Effective Time, the date of termination (if any) of the named executive officer and certain other assumptions used in the calculation. The amounts shown in the table are estimates only, as the actual amounts that may be paid upon an individual’s termination of employment can only be determined at the actual time of such termination.

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC(3)	Perquisites/ Benefits(4)	Tax Reimbursement(5)	Total ($)
Terry McDaniel	643,377	938,548	—	—	—	1,581,925
Steve Weinberger	381,816	352,090	—	—	—	733,906
E. Brian Foster	33,283	201,928	—	—	—	235,211
Steven Sklar	33,280	473,158	—	—	—	506,438

(1)

Includes the value of the cash severance payments payable under the applicable named executive officer’s Change in Control Severance Agreement, as described above in the section entitled “—Severance Agreements” of this Schedule 14D-9 in the amount of ($534,147 for Mr. McDaniel and $339,511 for Mr. Weinberger). These severance amounts are all “double trigger” in nature, which means that payment of these amounts is conditioned upon a qualifying termination of employment as described in the section entitled “—Severance Agreements” of this Schedule 14D-9. Also includes prorated bonus payments under the Bonus Plan, which are all “single trigger” in nature, meaning that payment is conditioned solely upon consummation of the Transactions. The amounts included in the column above were calculated based on 89% achievement of established 2017 EBITDA targets, prorated assuming the Merger closes on December 13, 2017 ($109,230 for Mr. McDaniel, $42,305 for Mr. Weinberger, $33,283 for Mr. Foster and $33,280 for Mr. Sklar).

(2)

Represents the estimated aggregate value of vested Options with an exercise price less than $4.00, all unvested Inventure Foods RSUs and unvested Inventure Foods PSUs that are being cashed out as part of the Transactions. Treatment of all such awards in the Transactions is described in greater detail above in the section entitled “—Effect of the Merger on Inventure Foods Compensatory Awards” of this Schedule 14D-9. The consideration for unvested Options is equal to (1) the number of Shares subject to such Option multiplied by (2) the Offer Price minus the applicable exercise price of the Option. The consideration for unvested Inventure Foods RSUs and unvested Inventure Foods PSUs that are being cashed out as part of the Transactions is equal to (1) the number of Shares subject to such Inventure Foods RSUs or PSUs that are expected to vest in connection with the Transactions (as described above in the section entitled “—Effect of the Merger on Inventure Foods Compensatory Awards” of this Schedule 14D-9) multiplied by (2) the Offer Price. Amounts included in this column are all “single trigger” in nature, which means that payment is conditioned solely upon consummation of the Transactions.

(3)	None of the named executive officers’ arrangements provide for payments under any pension plan or non-qualified deferred compensation benefit enhancements in connection with the Transactions.

(4)

None of the named executive officers’ arrangements provide for the payment of perquisites or other personal benefits or property, or health care or welfare benefits, in connection with the Transactions.

(5)	None of the named executive officers’ arrangements provide for any “golden parachute” excise tax gross-ups or other tax gross-ups.

The estimated value of the vested Options, unvested Inventure Foods RSUs and unvested Inventure Foods PSUs that will accelerate upon the closing is quantified for each named executive officer in the table below.

Name	Option Value ($)(1)	Value of RSUs ($)(2)	Value of PSUs ($)(3)	Total Value ($)
Terry McDaniel	90,160	505,702	342,686	938,548
Steve Weinberger	46,920	181,812	123,358	352,090
E. Brian Foster	2,200	118,992	80,736	201,928
Steven Sklar	248,100	132,408	92,650	473,158

(1)

Represents the estimated aggregate value of vested Options with an exercise price less than $4.00 that are being cashed out as part of the Transactions. Treatment of Options in the Transactions is described in greater detail above in the section entitled “—Effect of the Merger on Inventure Foods Compensatory Awards” of this Schedule 14D-9. The consideration for unvested Options is equal to (1) the number of Shares subject to such Option multiplied by (2) the Offer Price minus the applicable exercise price of the Option.

(2)

The consideration for unvested Inventure Foods RSUs that are being cashed out as part of the Transactions is equal to (1) the number of Shares subject to such Inventure Foods RSUs that are expected to vest in connection with the Transactions (as described above in the section entitled “—Effect of the Merger on Inventure Foods Compensatory Awards” of this Schedule 14D-9) multiplied by (2) the Offer Price. Amounts included in this column are all “single trigger” in nature, which means that payment is conditioned solely upon consummation of the Transactions.

(3)

The consideration for unvested Inventure Foods PSUs that are being cashed out as part of the Transactions is equal to (1) the number of Shares subject to such Inventure Foods PSUs that are expected to vest in connection with the Transactions (as described above in the section entitled “—Effect of the Merger on Inventure Foods Compensatory Awards” of this Schedule 14D-9) multiplied by (2) the Offer Price. Amounts included in this column are all “single trigger” in nature, which means that payment is conditioned solely upon consummation of the Transactions.

Effect of the Merger on Director and Officer Indemnification and Insurance

The Merger Agreement provides for indemnification and exculpation rights with respect to liabilities for acts or omissions occurring at or prior to the Effective Time, as well as related advancement of expenses and insurance rights, in favor of the current and former directors and officers of Inventure Foods and its subsidiaries (each, an “Indemnified Party”). Specifically, Parent has agreed that for a period of six years after the Effective Time, the Surviving Corporation will indemnify each Indemnified Party in accordance with Inventure Foods’ certificate of incorporation and bylaws in effect as of the date of the Merger Agreement. For a period of six years after the Effective Time, the certificate of incorporation and the bylaws of the Surviving Corporation must not be amended, repealed or otherwise modified in any manner that would adversely affect in any material respect the rights to indemnification or exculpation from liabilities thereunder.

Pursuant to the Merger Agreement, effective at the consummation of the Offer, Inventure Foods will obtain, and the Surviving Corporation will maintain, a prepaid six year tail on Inventure Foods’ current policies of directors’ and officers’ liability insurance with respect to claims arising from facts or events, or actions or omissions, which occurred or are alleged to have occurred at or before the consummation of the Offer; provided, the net premium for such tail policies will not exceed 250% of the annual premiums paid as of the date of the Merger Agreement by Inventure Foods for such insurance.

Section 16 Matters

As permitted by the Merger Agreement, the Board has adopted a resolution in connection with the Transactions so that the disposition of all Inventure Foods equity securities pursuant to the Merger Agreement by any officer or director of Inventure Foods who is a covered person for purposes of Section 16 of the Exchange Act will be an exempt transaction under Section 16 of the Exchange Act.

Item 4. The Solicitation or Recommendation

Recommendation of the Board

After careful consideration, including a thorough review of the terms and conditions of the Offer in consultation with Inventure Foods’ management and its legal and financial advisors, on October 25, 2017, the Board, among other things, unanimously (1) authorized and approved the execution, delivery and performance by Inventure Foods of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (2) adopted and approved the Merger Agreement, declared it advisable to enter into the Merger Agreement and approved the Transactions, including the Offer and the Merger, in accordance with the requirements of the DGCL, (3) determined that the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interests of, Inventure Foods and its stockholders, (4) recommended that Inventure Foods stockholders accept the Offer and tender all of their Shares pursuant to the Offer, upon the terms and subject to the conditions set forth in the Merger Agreement, and (5) resolved that the Merger Agreement, the Offer, the Merger and the other Transactions are approved for purposes of Section 203 of the DGCL such that the restrictions of Section 203 of the DGCL are inapplicable to the Merger Agreement, the Offer, the Merger and the other Transactions.

For the reasons described below, the Board unanimously recommends that Inventure Foods’ stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer, in each case, upon the terms and subject to the conditions set forth in the Merger Agreement, the Offer to Purchase and, if applicable, the Letter of Transmittal.

In reaching the conclusions and in making the recommendation described above, the Board took into account a number of reasons, described in the section entitled “— Background of the Merger Agreement; Reasons for Recommendation — Reasons for Recommendation of the Board.”

A copy of the Current Report on Form 8-K filed by Inventure Foods, dated October 26, 2017, announcing the execution of the Merger Agreement, is incorporated herein by reference in its entirety.

Background of the Offer and Merger Agreement; Reasons for Recommendation

Background of the Offer and Merger Agreement

The following chronology summarizes the key meetings and other events that led to the signing of the Merger Agreement. The following chronology does not purport to catalog every conversation of or among the Board, the Transaction Committee of the Board (the “Transaction Committee”) or the representatives of Inventure Foods and other parties.

Inventure Foods has historically operated in two segments: frozen products and snack products. The frozen products segment (the “Frozen Products Segment”) produced frozen fruits, frozen vegetables, vegetable blends, beverages and frozen desserts for sale primarily to grocery stores, club stores and mass merchandisers. The snack products segment (the “Snack Products Segment”) produces potato chips, kettle chips, potato crisps, potato skins, pellet snacks, sheeted dough products and extruded products for sale primarily to snack food distributors and retailers. The Frozen Products Segment consisted of the Company’s frozen vegetable business (the “Frozen Foods Business”), which as discussed below, was sold to The Pictsweet Company (“Pictsweet”) on March 23, 2017 (the “Pictsweet Transaction”), and its frozen fruits, vegetable blends, beverages, and frozen desserts business (the “Frozen Fruit Business”), which as discussed below, was sold to Oregon Potato Company (“OPC”) on September 22, 2017 (the “OPC Transaction”). Additional information relating to the Pictsweet Transaction and the OPC Transaction can be found in the Current Reports on Form 8-K filed by Inventure Foods, dated March 29, 2017 and September 28, 2017, respectively, which are incorporated herein by reference in their entirety.

The Board, in consultation with Inventure Foods’ management and its legal and financial advisors, periodically reviews and evaluates Inventure Foods’ strategic direction and ongoing business plans with a view toward strengthening Inventure Foods’ business and enhancing stockholder value. As part of this evaluation, the Board has, from time to time, considered a variety of strategic alternatives. These have included, among other things, (i) the continuation of Inventure Foods’ current business (i.e., maintaining the status quo), (ii) investment in and development of new products, (iii) potential expansion opportunities into new business lines through acquisitions and combinations of Inventure Foods with other businesses, (iv) potential sale of Inventure Foods or one or more of its business segments, and (v) strategic investments in Inventure Foods and other capital raising activities.

On April 23, 2015, the Company issued a press release announcing that it had initiated a precautionary recall of certain varieties of its Fresh Frozen™ line of frozen vegetables, as well as select varieties of its Jamba “At Home” line of smoothie kits, due to a finding of listeria monocytogenes in its Jefferson, Georgia facility (the “Voluntary Product Recall”). As the months thereafter unfolded, the financial impact of the Voluntary Product Recall proved to be material to the Company’s business, and it contributed to a number of challenges that significantly impacted the Company’s financial and operational results. Among these challenges were (i) the significant costs and expenses associated with the Voluntary Product Recall, (ii) increased operating costs at the Company’s Georgia plants and reduced margins as a result of the need to outsource production, which further impacted the Company’s cash flow, (iii) the refinancing of the Company’s then existing US Bank credit facility with a new revolving credit facility and term loan with two new lenders, Wells Fargo Bank, National Association (“Wells Fargo”) and BSP Agency, LLC (“BSP”), which occurred in November 2015, (iv) a material increase in the Company’s interest expense as a result of increased interest rates under the new credit facilities, (v) the imposition of new financial and other covenants arising out of the refinancing, (vi) a decline in revenue in the Frozen Foods Business and a slower than expected recovery of that business segment, (vi) reduced funding for a much needed capacity addition at facilities producing Boulder Canyon branded snacks, and (vii) less capital to invest in growing the Company’s brands generally.

On July 7, 2015, following initial conversations between Terry McDaniel and Steve Weinberger, the Company’s Chief Executive Officer and Chief Financial Officer, respectively, on the one hand and representatives of Parent, on the other hand, Parent and the Company executed a mutual non-disclosure agreement regarding a potential transaction between Parent and the Company.

Between July 2015 and October 2015, Parent and the Company had sporadic preliminary conversations regarding a potential transaction.

On February 19, 2016, the Board held a special telephonic meeting. The initial purpose of the meeting was to update the Board regarding senior management’s recent discussions with BSP. At this meeting, members of senior management and a representative of DLA Piper LLP (US) (“DLA Piper”), Inventure Foods’ legal counsel, were in attendance. During the meeting, the Board discussed, among other things, (i) Inventure Foods’ business, results of operations and prospects, and risks facing the business, (ii) Inventure Foods’ available capital and ability to invest in its Boulder Canyon and Fresh Frozen brands, among other assets, in light of its existing debt load and capital resources, and (iii) the merits of engaging an investment banking firm as the Company’s financial advisor to assist the Company in evaluating its strategic alternatives. At this meeting, DLA Piper reviewed with the Board its fiduciary duties generally, as well as in connection with considering a possible business combination. Following this discussion, the Board authorized management to contact investment banking firms with experience in the Company’s industry for the purpose of meeting with the Board to present their qualifications to serve as the Company’s financial advisor.

Later in the same Board meeting, the Board approved the creation of the Transaction Committee to (i) assist the Board in evaluating its strategic alternatives, (ii) oversee the Board’s efforts to engage an investment banking firm, (iii) enhance efficiencies related to reviewing and evaluating communications from stockholders and other third parties and, (iv) review, evaluate and make recommendations to the full Board with respect to any proposals from third parties. The Transaction Committee was initially comprised of David L. Meyers, Paul J. Lapadat and Harold S. Edwards, all of whom are independent directors and who were chosen for their experience in completing strategic transactions and their knowledge of Inventure Foods and its industry. Mr. Meyers was named as the chairperson of the Transaction Committee. Transaction Committee meetings were open to all Board members.

On February 29, 2016, the Transaction Committee held a meeting, scheduled to coincide with the Company’s regularly scheduled Board meeting. At this meeting, in addition to the members of the Committee, Terry McDaniel and Steve Weinberger, Inventure Foods’ Chief Executive Officer and Chief Financial Officer, respectively, and a representative of DLA Piper were in attendance. At the beginning of this meeting, senior management reviewed with the Transaction Committee an overview of the Company’s business, as well as the risks and challenges facing the Company’s business. During this meeting, the Transaction Committee met with representatives of several investment banking firms identified by Messrs. McDaniel and Weinberger (at the direction of the Committee) as having experience in the food industry. Discussions at the meeting centered around the respective backgrounds, qualifications and experience of each investment banking firm, including the breadth and depth of their capital markets teams, select public company experience, industry experience and contacts. During the presentations, each investment banking firm provided their preliminary view of Inventure Foods’ strategic alternatives, including maintaining the status quo, raising capital, a strategic combination, the sale of the entire Company or the sale of certain assets. Similarly, each investment banking firm provided their preliminary view, based on publicly available information, of Inventure Foods’ current operations, the current outlook for the Snack Products Segment and the Frozen Products Segment, general transaction risks, the tax impact of various transaction alternatives and a general process timeline. Following such presentations and discussion, the Transaction Committee elected to defer further action on engaging an investment banking firm in order to provide more time for the Company to achieve its 2016 operating objectives.

On March 9, 2016, the Company entered into that certain First Amendment to Credit Agreement, with BSP and the lenders party thereto (the “Term Loan First Amendment”), which amended the five-year, $85.0 million term loan agreement dated November 18, 2015, by and among the Company and certain of its subsidiaries, BSP and the lenders party thereto (with all related loan documents, and as amended from time to time, the “BSP Credit Facility”). The Term Loan First Amendment deferred the Company’s obligation to comply with the total leverage ratio until the end of the third quarter of fiscal year 2016.

On June 17, 2016, the Transaction Committee met telephonically, with members of senior management and representatives of DLA Piper in attendance, to discuss, among other things, the Company’s recent results of operations, near term challenges, including continued losses from operations, reduced capital available to invest in the Company’s business, increased bank and legal fees and future covenant requirements, and management’s preliminary view of the impact of raising equity capital. Following this discussion, the Transaction Committee directed Messrs. McDaniel and Weinberger to resume the process for finding an investment banking firm to assist Inventure Foods in evaluating its strategic alternatives.

On June 24, 2016, the Board met telephonically, with members of senior management and a representative of DLA Piper in attendance. During the executive session of this meeting, at which Mr. Weinberger was also present, the Board discussed retaining a financial advisor to assist the Company in evaluating its strategic alternatives. The Board authorized and directed management to proceed with engaging Rothschild Inc. (“Rothschild”) as the Company’s financial advisor. Rothschild was among the firms previously considered by the Board and was selected in light of the firm’s overall reputation as well as its significant experience in the food industry.

On June 30, 2016, the Transaction Committee met telephonically, with representatives of Rothschild and DLA Piper in attendance. During this meeting, the Transaction Committee requested that the representatives of Rothschild be prepared to review its preliminary financial analyses regarding the Company’s strategic alternatives in person at the Board’s next regularly scheduled meeting on July 25, 2016.

On July 13, 2016, as directed by the Transaction Committee, Messrs. McDaniel and Weinberger, with the assistance of DLA Piper, finalized terms and entered into an engagement letter with Rothschild, pursuant to which Rothschild was formally engaged as the Company’s financial advisor to assist the Company in connection with its review of strategic alternatives, including advising the Company with respect to any potential sale, merger or other strategic combination involving the Company or material businesses or assets of the Company.

On July 8 and July 15, 2016, the Transaction Committee held meetings via telephone conference, with representatives of senior management, Rothschild and DLA Piper as well as Board members Messrs. Cole and Asensio participating, to discuss, among other things, a timeline of the strategic review process and an overview of the strategic alternatives that the Company might consider.

On July 25, 2016, the Board held a regularly scheduled meeting, with members of senior management and representatives of Rothschild and DLA Piper participating. Representatives of Rothschild reviewed with the Board (i) the current market valuation, leverage, analyst price targets and rating evolution, and share price performance of the Company, (ii) its preliminary financial analyses of certain potential strategic alternatives available to Inventure Foods, and (iii) a list of 40 strategic and financial parties that might have an interest in exploring an acquisition of the Company’s business or business segments and the potential synergies that certain buyers may be able to realize in a transaction with Inventure Foods. During this time period the Company continued to face covenant compliance issues with BSP.

Following discussion in which the Board considered the relative benefits and risks of the different alternatives available to Inventure Foods, the Board determined that, as part of Inventure Foods’ ongoing strategic review, it would be in the best interests of the Company’s stockholders to engage in a process to solicit indications of interest from potential acquirers to ascertain the value that might be achievable in a sale of the Company or its business segments. The Board also discussed the process for soliciting indications of interest and, after reviewing with representatives of Rothschild and DLA Piper the alternatives available to the Company, decided to conduct a sale process that included a possible sale of the entire Company as well as certain of its business segments.

On July 27, 2016, the Company issued a press release announcing that the Board had approved the commencement of a strategic review of the Company’s business with the objective to increase stockholder value and that the Company had retained Rothschild, as its financial advisor, and DLA Piper, as its legal counsel, to assist with the process.

On August 5, 2016, the Transaction Committee held a meeting via telephone conference. At this meeting, members of senior management, representatives of Rothschild and DLA Piper and Board member Mr. Cole were in attendance. The Transaction Committee authorized and directed the representatives of Rothschild to begin to solicit interest from a list of identified potentially interested counterparties starting on August 22, 2016, subject to senior management’s oversight and input and the execution of appropriate nondisclosure agreements with customary standstill provisions (each, an “NDA”).

Beginning in August 2016, the Company’s senior management, with the assistance of representatives of Rothschild, prepared materials to be used to present the Company’s business to potential counterparties, including a Phase I confidential supplemental information packet (“Supplemental Information Packet”) and a Phase II management presentation (“Management Presentation”) containing information about the Company’s business, operations and financial condition. At the direction of the Company’s senior management, representatives of Rothschild also prepared, with information provided by the Company, a virtual data room (a “Virtual Dataroom”) containing detailed business, financial and legal information about the Company.

On August 19, 2016, the Transaction Committee held a meeting via telephone conference. At this meeting, members of senior management, Board member Mr. Cole, and representatives of Rothschild and DLA Piper were in attendance. Representatives of Rothschild reviewed with the Transaction Committee the level of interest received to date from parties that had proactively contacted the Company or Rothschild and expressed an interest in an acquisition of the Company or one of its business segments.

On August 22, 2016, as authorized and directed by the Transaction Committee, representatives of Rothschild began to reach out to 78 identified potential counterparties (45 financial sponsors and 33 strategic parties) that had been reviewed with and approved by the Transaction Committee (including 45 financial sponsors and 33 strategic parties) to seek their interest in a potential transaction with the Company. Of the 78 potential parties contacted, 61 expressed interest in potentially participating in the process, and 17 indicated that they were not interested in participating in a process involving the Company. Between August 22, 2016 and March 16, 2017, representatives of Rothschild distributed NDAs to the 61 potential counterparties (38 financial sponsors and 23 strategic parties) that expressed interest. Among those 61 potential counterparties, 45 potential counterparties (30 financial sponsors and 15 strategic parties) entered into NDAs with the Company, including, on September 26, 2016, the Parent NDA. At the direction of the management of the Company, as each of the 45 potential counterparties who entered in to an NDA, representatives of Rothschild provided the counterparty with a Supplemental Information Packet.

On August 26, 2016, members of the Company’s senior management met with representatives of Frozen Party A (“Party A”) who, during the course of this meeting, expressed interest in acquiring the Frozen Foods Business and the Frozen Fruit Business.

On September 2, September 9, September 16 and September 27, 2016, the Transaction Committee met telephonically, with members of Inventure Foods’ senior management, Board member Mr. Cole, and representatives of Rothschild and DLA Piper in attendance, to discuss the strategic review process and recent developments, the process for soliciting indications of interest from the specified potential counterparties, and the type and scope of information, including the management presentation, to be provided to those potential counterparties during Phase I.

On September 7, 2016, Mr. McDaniel met with representatives of a potential strategic buyer (“Party B”) and gave them a tour of the Company’s two Georgia plants. Following such meeting, Party B did not submit a proposal or otherwise participate in the Company’s strategic review process.

On September 13, 2016, as authorized and directed by the Transaction Committee, representatives of Rothschild made available to 19 potential counterparties a process letter setting forth the process and timetable for the submission of Phase I preliminary indications of interest and establishing September 26, 2016 as the deadline to submit such indications of interest. On September 26, 2016, the Company received Phase I preliminary indications of interest from six potential counterparties. None of the preliminary indications of interest were for an acquisition of the entire Company. Two potential strategic buyers submitted preliminary indications of interest to acquire only the assets of the Snack Products Segment: Parent submitted a preliminary indication of interest to acquire the Snack Products Segment for $175 million to $225 million in total value; and another strategic party (“Party C”) submitted a preliminary indication of interest to acquire the Snack Products Segment for $200 million to $230 million in total value. Three potential buyers submitted preliminary indications of interest to acquire the assets and related liabilities of just the Frozen Products Segment: Party A submitted a preliminary indication of interest to acquire the Frozen Products Segment for a total value of $150 million to $175 million; another party (“Party D”) submitted a preliminary indication of interest to acquire the Frozen Products Segment for a total value of $60 million and a third party (“Party E”) submitted a preliminary indication of interest to acquire the Frozen Products Segment for a total value of $66 million to $76 million. Pictsweet submitted a preliminary indication of interest to acquire the Frozen Foods Business for a total value of $20 million to $40 million. All of the preliminary indications of interest were subject to the respective counterparties’ completion of an on-going due diligence review and negotiation of mutually acceptable acquisition agreements.

On September 27, 2016, the Company entered into a Second Amendment to Credit Agreement with BSP and the lenders party thereto, which, among other things, deferred compliance with the Company’s total leverage ratio and fixed charge coverage ratio covenants until the second quarter of fiscal year 2017, required the Company to comply with the minimum EBITDA covenant commencing with the month ended April 30, 2017 and amended the fees payable to the lenders in the event of prepayment.

On September 27, 2016, representatives of Rothschild met with representatives of a financial sponsor (“Party G”) to discuss various alternatives for a snacking business controlled by Party G (“Party G-1”) and a frozen fruit and vegetable business controlled by Party G (“Party G-2”), including a potential merger between Party G-1 and the Snack Products Segment and a potential merger between Party G-2 and the Frozen Products Segment (together with the potential merger between Party G-1 and Snack Products Segment, the “Party G Mergers”).

On September 27, 2016, the Board met telephonically, with members of senior management and representatives of Rothschild and DLA Piper in attendance, to consider and evaluate the preliminary indications of interest received by the Company. The Board discussed each of the six bids received and the feedback received from each of the potential counterparties who submitted Phase I indications of interest, as well as the reasons cited by the parties who did not submit indications of interest, and noted a number of process participants had recently completed material acquisitions or were dealing with internal matters that may have prevented them from submitting an indication of interest. Representatives of Rothschild also informed the Board of Rothschild’s prior meeting with Party G. After discussion, the Board determined that it would be in the best interests of the Company and its stockholders to move forward with each of Parent, Party A and Party C, but that it would not permit the other three parties to participate in the next round of the process given the lower price range of each such party’s offer compared to the other three preliminary indications of interest. The Board authorized and directed representatives of Rothschild to communicate the Board’s decision to each of those six potential counterparties, and also authorized Rothschild to further explore the Party G Mergers.

Later in the same Board meeting, representatives of Rothschild reviewed with the Board Rothschild’s relationships with each of the six potential counterparties that provided Phase I indications of interest, as well as Party G. The Board asked representatives of Rothschild various questions and, in light of the information provided by Rothschild, concluded that it did not believe there existed relationships that would impair Rothschild’s ability to provide independent and objective financial advice to the Company.

On October 3, October 4 and October 5, 2016, Mr. McDaniel met with representatives of Party A and conducted tours of the Company’s Washington, Oregon and Georgia plants. Following such tours, Party A did not submit a proposal or otherwise participate in the Company’s strategic review process.

On October 4, 2016, members of the Company’s senior management had a telephonic meeting with representatives of Party G to discuss the Party G Mergers.

On October 10, October 12, and October 13, 2016, members of the Company’s senior management and representatives of Rothschild held meetings at the Phoenix office of DLA Piper with members of the senior management of Party C, Parent and Party G, respectively. During these meetings, members of the Company’s senior management made presentations and discussed the Snack Products Segment and the Frozen Products Segment. At the direction of the Company, representatives of Rothschild provided the Management Presentation, as well as access to Phase II of the Virtual Dataroom, to Parent, Party C and Party G, respectively. In addition, during this period, numerous due diligence sessions were held among Inventure Foods, such potential counterparties and their respective advisors and additional documents were posted by the Company to the Virtual Dataroom in response to potential counterparties’ due diligence requests.

On October 23, 2016, Party F submitted a preliminary indication of interest to acquire all of the outstanding stock of the Company at price range of $11.50 to $12.50 per share, conditioned upon the completion of its due diligence review of the Company and negotiation of mutually acceptable transaction documents. On October 24, 2016, the Board decided to enter into discussions with Party F.

On October 31, 2016, Party A contacted a representative of Rothschild and informed him that Party A was withdrawing from the process indicating concerns about the Company’s Washington, Oregon and Georgia plants. The Board authorized Rothschild to continue to solicit potential buyers of the Frozen Fruit Business and the Frozen Foods Business separately.

On November 3, 2016, members of the Company’s senior management gave a management presentation to representatives of Party F at Rothschild’s offices in New York City.

On November 4, 2016, members of the Company’s senior management met with representatives of a strategic buyer (“Party Q”) in New York City to discuss a potential transaction. Following such meeting, Party Q did not submit a proposal or otherwise participate in the Company’s strategic review process.

On November 4, 2016, a party with potential interest in the Frozen Fruit Business (“Party R”) submitted a preliminary non-binding indication of interest for the Frozen Fruit Business for a purchase price range of $36 million to $48 million. After having been informed by the Company that its proposed purchase price was not competitive, Party R elected to withdraw from the process.

On November 8, 2016, members of the Company’s senior management met with representatives of Pictsweet at the Phoenix offices of DLA Piper to discuss the Frozen Foods Business.

On November 7, 2016 and November 8, 2016, the Transaction Committee held meetings via telephone conference, with representatives of senior management, Rothschild and DLA Piper as well as Board members Messrs. Cole and Asensio participating, to discuss, among other things, the progress of Parent, Party C, Party F and Pictsweet, all of whom were participating in Phase II.

During the week of November 15, 2016, as authorized and directed by the Board, representatives of Rothschild separately communicated to five potential counterparties, which were Party C, Parent, Party F, Party G and Pictsweet, the Board’s decision to move forward with those counterparties, and asked each of them to update and clarify the terms of their respective offers and informed such parties that the deadline for the submission of Phase II bids was December 1, 2016.

On December 1, 2016, the Company received Phase II indications of interest from three potential counterparties. Party F submitted a revised preliminary indication of interest to acquire all of the outstanding stock of the Company at a per share price range of $9.50 to $10.50 in cash, subject to the Company’s prior sale of the Frozen Foods Business and completion of its due diligence review of the Company and negotiation of mutually acceptable transaction documents. Parent submitted a revised preliminary indication of interest to acquire the Snack Products Segment for $133.0 million in total enterprise value, on a debt-free, cash-free basis. Pictsweet submitted a revised preliminary indication of interest to acquire the Frozen Foods Business for $29.5 million in total value, including assumption of certain debt. No party submitted an indication of interest to acquire the Frozen Fruit Business.

Later that same day, the Board met telephonically, with members of senior management and representatives of Rothschild and DLA Piper in attendance, to consider and evaluate the three Phase II indications of interest and the feedback received from the potential counterparties who elected to withdraw from the process at this stage. The potential counterparties who elected to withdraw from the process at this stage cited concern over the complexities of owning and managing the parts of Inventure Foods’ business (i.e., the Frozen Fruit Business) that were not core to their respective businesses and, with respect to one non-U.S. party, concern over the political environment in the United States following the results of the recent presidential election. After discussion, the Board determined that it would be in the best interests of Inventure Foods and its stockholders to move forward with the possible sale to Party F of the entire company less the Frozen Foods Business and the separate sale of the Frozen Foods Business to Pictsweet, with the proceeds of the latter sale to be used to pay down a portion of the Company’s secured indebtedness. The Board also determined not to permit further discussions with Parent given that no indications of interest to acquire the Frozen Fruit Business were received, which was a prerequisite for moving forward with a potential buyer of the Snack Products Segment. The Board authorized and directed representatives of Rothschild to communicate the Board’s decision to each of the counterparties.

On December 2, 2016, at the direction of the Board, representatives of Rothschild called senior management of Parent and Parent’s financial advisor, Stephens Inc. (“Stephens”), to relay the Board’s determination not to proceed with Parent’s indication of interest.

On December 9 and December 16, 2016, the Board held special telephonic meetings, with members of senior management and representatives of Rothschild and DLA Piper participating, to discuss the progress with Party F and Pictsweet. On December 13, 2016, a new potential strategic counterparty for the Frozen Foods Business (“Party I”) indicated its interest in the Frozen Foods Business. On December 15, 2016, Party I submitted a non-binding indication of interest to acquire the Frozen Foods Business for $36.5 million. Following such discussion, the Board authorized and directed Rothschild to reach out again to those potential counterparties who had previously expressed an interest in only acquiring the Frozen Fruit Business.

On December 16, 2016, a potential counterparty (“Party P”) submitted a preliminary non-binding indication of interest to acquire the Frozen Fruit Business for a purchase price range of $25 million to $35 million.

On January 5, 2017, the Chief Executive Officer of Party F informed a representative of Rothschild that Party F was withdrawing from the process. The Chief Executive Officer of Party F indicated that Party F remained interested in a transaction with the Company but could not continue to actively evaluate an acquisition of the Company at that time due to internal issues that were not related to a potential transaction involving the Company.

On January 6, 2017, the Board held a regularly scheduled meeting via telephone conference, with members of senior management and representatives of Rothschild and DLA Piper participating. At this meeting, Mr. McDaniel provided the Board with an update regarding the Company’s strategic review process, noting, among other things, that (i) Party F had elected to withdraw from the process on January 5, 2017, citing reasons unrelated to the Company, and (ii) Pictsweet and Party I remained interested in acquiring the Frozen Foods Business, at a price range of approximately $30 million to $37 million in total value, including the assumption of certain debt. Mr. McDaniel reported that all other participants had dropped out of the process. Other participants that had previously submitted indications of interest for the Frozen Foods Business and later withdrew from the process included a bidder (“Party J”), who had offered $5 million to $15 million, and another bidder (“Party K”), who had offered $22 million to $27 million. In light of the withdrawal of Party F from the process, the Board engaged in a general discussion regarding the Company’s other strategic options, including (i) attempting to re-engage with Party G to determine if it would be interested in any transaction other than the merger of the two companies, (ii) selling the Frozen Fruit Business to a strategic buyer, (iii) executing a private investment in public equity (PIPE) transaction with respect to the Company following the sale of the Frozen Foods Business and restructuring the Company, (iv) raising capital through a public offering of the Company’s common stock, or (v) swapping senior debt for junior debt.

Later at the same meeting, representatives of Rothschild reviewed with the Board its preliminary financial analyses of certain potential strategic alternatives available to the Company.

On January 9, 2017, the Board held a special meeting via telephone conference, with members of senior management and representatives of Rothschild and DLA Piper participating, to discuss the strategic review process and recent developments. Representatives of Rothschild reviewed with the Board the following status updates regarding the strategic review process: (i) Party F withdrawing from the process due to internal matters unrelated to the Company, (ii) Pictsweet remaining interested in the Frozen Foods Business at a cash price of $30 million, (iii) Party I indicating that it would be providing its final price on the evening of January 11, 2017, and (iv) a representative of Rothschild, at the direction of the Board, scheduling an in-person meeting with representatives of Party G to discuss whether Party G would revisit discussions with the Company regarding a possible business combination. Following such discussion, representatives of Rothschild reviewed with the Board its preliminary financial analysis of various alternatives potentially available to the Company, including a sale of the Frozen Foods Business, a potential business combination with one food company owned by Party G or two concurrent business combinations with two separate food companies both owned by Party G, and a potential divestment of the Frozen Fruit Business. Following such discussion, the Board authorized and directed the representatives of Rothschild to proceed with putting together an analysis to assist the Board with assessing the viability of a PIPE transaction, with the understanding that the Company and the Board would have greater visibility with respect to the intentions of Party G in a matter of days.

On January 13, 2017, the Board held a special meeting via telephone conference, with members of senior management and representatives of Rothschild and DLA Piper participating, to discuss the strategic review process and recent developments. Representatives of Rothschild reviewed with the Board the following status updates regarding the strategic review process: (i) Party I verbally reduced its offer price from $36.5 million to $20.0 million for the Frozen Foods Business, and (ii) Party G expressed its interest in revisiting a possible business combination between the Snack Products Segment and Party G-1, and the Frozen Fruit Business and Party G-2, respectively. Representatives of Rothschild also reviewed with the Board an initial list of 12 specified private equity firms to contact regarding a potential PIPE transaction. Following such discussion, the Board authorized and directed the representatives of Rothschild to contact those private equity firms to explore their interests in a PIPE transaction with the Company.

On January 17, 2017, the Company issued a press release announcing that David L. Meyers resigned from the Board due to his full-time commitment as the newly-appointed Interim Chief Executive Officer and Chief Operating Officer of Del Monte Foods, Inc. The Company also reported that Mr. Timothy A. Cole had been appointed by the Board as Interim Chairman to fill the vacancy created by Mr. Meyers’ departure.

On January 18, 2017, after having been informed by the Company that its proposed purchase price was not competitive, Party I elected to withdraw from the process.

On January 23, 2017, Luther King Capital Management Corporation filed a Schedule 13D following an acquisition of additional Shares. Luther King Capital Management Corporation became the largest stockholder of the Company, holding approximately 11% of the outstanding Shares and requested a seat on the Board. On January 31, 2017, the Board appointed Joel Stewart as an independent director on its Board to fill the vacancy created by the resignation of Mr. Meyers. Mr. Stewart serves as Vice President of LKCM Headwater Investments, the private equity arm of Luther King Capital Management Corporation.

On January 24, 2017, the Board held a special meeting via telephone conference, with members of senior management and representatives of Rothschild and DLA Piper participating, to discuss the strategic review process and recent developments. Representatives of Rothschild reviewed with the Board the following status updates regarding the strategic review process: (i) Pictsweet reduced its offer price to $29.1 million for the Frozen Foods Business by excluding certain inventory; and (ii) a status update of a potential PIPE transaction. Following such discussion, the Board unanimously approved appointing Mr. Tim Cole as the new Chairman of the Board to replace Mr. Meyers and to serve on the Transaction Committee.

On January 27, 2017, the Board held a special meeting via telephone conference, with members of senior management and representatives of Rothschild and DLA Piper participating, to discuss the strategic review process and recent developments. Representatives of Rothschild reviewed with the Board the following status updates regarding the strategic review process: (i) since the Board call on January 24, 2017, eight parties had elected to participate in the PIPE process, signed NDAs and were invited to the Virtual Dataroom by the Company, (ii) preliminary non-binding indications of interest from potential PIPE investors were expected the week of January 30, 2017, (iii) Party G continued to review due diligence regarding the Company’s business and results of operations and explore the synergies between Party G-1 and the Snack Products Segment, and Party

G-2 and the Frozen Fruit Business, respectively, and (iv) the legal representatives of Pictsweet and the Company were scheduled to meet to review the latest draft of the applicable asset purchase agreement, with the goal of finalizing by the end of the week of January 30, 2017.

On February 1, 2017, members of the Company’s senior management met with representatives of a private equity firm (“Party L”), at such firm’s request, to discuss a possible PIPE transaction.

On February 7, 2017, the Board held a special meeting via telephone conference, with members of senior management and representatives of Rothschild and DLA Piper participating, to discuss the progress with respect to the PIPE process and the sale of the Frozen Foods Business. Representatives of Rothschild reviewed with the Board the following status updates with respect to the proposed sale of the Frozen Foods Business to Pictsweet: (i) the proposed purchase price was approximately $29 million reflecting the expected balance of inventory; (ii) the targeted closing date was February 10, 2017 and (iii) the parties were still working through a small number of material issues, none of which were expected to hold up the transaction. Following such discussion, the Board authorized and directed the management of the Company and its legal advisors to proceed with closing the sale of the Frozen Foods Business to Pictsweet, subject to the approval of the full Board.

Later at the same meeting, representatives of Rothschild reviewed with the Board the following status updates with respect to the PIPE process: (i) 11 of 20 parties contacted by representatives of Rothschild at the direction of the Board initially expressed an interest in participating in the PIPE process and executed NDAs, and (ii) the Company received first round preliminary indications of interest from four potential investors, including Party L (the other three potential counterparties, “Party M,” “Party N” and “Party O,” respectively). The other potential counterparties that initially expressed an interest in participating in the PIPE process did not submit indications of interest or declined to participate in the process. Representatives of Rothschild also reviewed with the Board that (a) Party M’s proposal consisted of a $77 million four-year term loan with warrants to purchase a number of newly issued Shares equal to 19.99% of the Shares then outstanding, (b) Party N’s proposal consisted of a $40-50 million convertible preferred equity issuance, with a 12% coupon rate and eight-year term, and (iii) Party L’s proposal consisted of a $50 million preferred and common equity issuance, with a 14% dividend rate. Following such discussion, the Board authorized and directed the representatives of Rothschild to invite Party M and Party N to provide additional clarification to their respective proposals and to inform Party L and Party O that their proposals were not competitive as currently structured.

On February 10, 2017, the Board held a special meeting via telephone conference, with members of senior management and representatives of Rothschild and DLA Piper participating, to discuss the PIPE process and recent developments. Representatives of Rothschild informed the Board that they had spoken to representatives of Party M and Party N, at the direction of the Board, and had requested final bids by the week of February 21, 2017. Party N and Party M submitted revised indications of interest on February 25, 2017 and February 26, 2017, respectively.

On February 16, 2017, Mr. McDaniel met with representatives of Party N, at such party’s request, to discuss a possible PIPE transaction.

On February 19, 2017, Party F communicated to representatives of Rothschild its interest in re-engaging in the Company’s sale process.

On February 20, 2017, representatives of the Company’s senior management met with representatives of Pictsweet, who communicated material changes to the proposed transaction to acquire the Company’s Frozen Foods Business, which were unacceptable to the Board.

On February 21, 2017, the Board held a special meeting via telephone conference, with members of senior management and representatives of Rothschild and DLA Piper participating, to discuss recent developments. Representatives of Rothschild reviewed with the Board that (i) the PIPE process was proceeding, and

(ii) Pictsweet had informed the Company that it had decided to significantly restructure its offer, which significantly lowered the total consideration, citing concerns over prior visits by representatives of the U.S. Food and Drug Administration and testing at the Company’s Georgia manufacturing plants in connection with the Voluntary Product Recall. The Board discussed the value of the Frozen Foods Business and the minimum acceptable price the Company would require to sell the Frozen Foods Business. Following such discussion, the Board authorized and directed the representatives of Rothschild to reject Pictsweet’s restructured offer and to explore other potential buyers for the Frozen Foods Business. Following this meeting, representatives of Rothschild reviewed with the senior management of the Company their discussion with representatives of Pictsweet.

On February 22, 2017, at Party M’s request, members of the Company’s senior management met with representatives of Party M regarding a possible PIPE transaction.

On February 23, 2017, representatives of the Company re-engaged with Party I to determine if they remained interested in acquiring the Frozen Foods Business.

During the week of February 26, 2017, senior management of the Company re-engaged with Party K to determine if they remained interested in acquiring the Frozen Foods Business.

On February 27, 2017, the Board held a regular meeting, with members of senior management and representatives of Rothschild and DLA Piper participating. At the invitation of the Board, representatives of William Blair & Company (“William Blair”) joined the meeting telephonically and provided their perspective on the Company’s ability to engage in a public rights offering or equity offering in the near term, noting neither would be viable options given the Company’s current market capitalization and the size of the offering required to address the Company’s leverage issues. Following the departure of the William Blair representatives, representatives of Rothschild reviewed with the Board the status of the strategic review process and its preliminary financial analyses of certain potential strategic alternatives available to the Company.

The Board then discussed in detail Party M’s current proposal, noting its purported ability to close a transaction in 30 days or less, the limited financial obligations owing to Party M in the event that the Company elects to pursue a sale of the entire Company or certain assets of the Company, and the risks of granting Party M exclusivity with respect to a PIPE transaction. Following such discussion, the Board authorized and directed the representatives of Rothschild to contact Party M to request that it improve certain material terms in its proposal and to request Party M to provide its best and final proposal for further consideration by the Board.

On March 6 and March 8, 2017, members of the Company’s senior management met separately with representatives of Party I and Party K. At such meetings, the parties discussed a potential sale of the Frozen Foods Business.

On March 6, 2017, the Transaction Committee held a meeting via telephone conference, with members of senior management, representatives of Rothschild and DLA Piper, and Board members Messrs. Stewart and Edmonson participating, to discuss the PIPE process and recent developments. At the meeting, the Transaction Committee was informed that the Company had received an updated letter and term sheet from Party M that represented Party M’s best and final proposal. The Transaction Committee considered the risks of Party M’s proposal, including the lack of specificity around proposed covenants and the likelihood of Party M amending its proposal at a later date. Following such discussion, the Transaction Committee authorized the senior management of the Company and DLA Piper to negotiate definitive agreements with respect to such proposal.

On March 9, 2017, at Party F’s request, Messrs. McDaniel and Weinberger met with the Chief Executive Officer of Party F and its financial advisor at the Company’s corporate offices in Phoenix. The parties discussed a potential transaction and the timing of Party F’s resolution to its internal business concerns.

On March 10, 2017, Messrs. McDaniel and Weinberger met with the Chief Executive Officer and other members of senior management of Party F while attending the Natural Products Expo West. During this meeting, the parties discussed Party F’s ability to participate in a potential transaction.

On March 13, 2017, a representative of Pictsweet contacted a representative of Rothschild to state Pictsweet’s interest in re-engaging with the Company regarding the purchase of the Frozen Foods Business.

On March 14, March 17 and March 19, 2017, the Board held special meetings via telephone conference, with members of senior management and representatives of Rothschild and DLA Piper participating. Representatives of Rothschild and senior management reviewed with the Board the following status updates regarding the strategic review process: (i) on March 13, 2017, the Company had received an improved proposal from Pictsweet relating to the Frozen Foods Business, (ii) the status of Party M’s due diligence review and discussions with the Company, and (iii) a meeting between the Company’s senior management and representatives of Party F and its financial advisor at the Company’s corporate offices in Phoenix on March 9, 2017 along with plans to jointly visit the Company’s plants in the near term. Later during the March 19th meeting, a representative of Rothschild reviewed with the Board its preliminary financial analyses of certain potential strategic alternatives available to the Company, which were a possible sale of the entire Company (excluding the Frozen Foods Business) to Party F, a possible sale of the Frozen Foods Business, and a possible PIPE transaction with Party M.

At the direction of the management of the Company, representatives of Rothschild met with the Chief Executive Officer of Party F on March 17 and March 18, 2017. At those meetings, Party F’s Chief Executive Officer conveyed a non-binding verbal offer of $6.00 per share for the Shares, with $3.00 payable in cash and the remaining $3.00 payable in shares of stock of Party F.

At the above-mentioned Board meeting held on March 19, 2017, representatives of Rothschild reviewed with the Board its preliminary financial analyses of Party M’s proposal and Party F’s proposal.

On March 23, 2017, the Company issued a press release announcing that it had sold the assets of its Frozen Foods Business to Pictsweet for $23.7 million in cash and that such sale proceeds, net of transaction costs, were used to pay down indebtedness under the BSP Credit Facility and the five-year, $50.0 million senior secured revolving credit facility by and among the Company, certain of its subsidiaries, Wells Fargo and the lenders party thereto (with all related loan documents, and as amended from time to time, the “Wells Fargo Credit Facility”), as required under such credit facilities.

On March 24, 2017, the Board held a special meeting via telephone conference, with members of senior management and representatives of Rothschild and DLA Piper participating. Representatives of Rothschild reviewed with the Board the following status updates regarding the strategic review process: (i) Party M was continuing to conduct extensive due diligence with respect to a possible PIPE transaction; and (ii) Party F conveyed a written nonbinding indication of interest to acquire the Company (excluding the Frozen Foods Business) with an offer price of $6.00 per share in cash. Party F’s prior proposal contemplated that 50% of such price would be paid in shares of common stock of Party F. The Board discussed generally the timing and near term process with Party F and instructed representatives of Rothschild to contact Party F.

On March 29, 2017, the Board held a special meeting via telephone conference, with representatives of Rothschild and DLA Piper participating. Mr. McDaniel did not participate in this meeting. Mr. Cole, the acting Interim Chairman of the Board, informed the Board that he, along with Board member Mr. Stewart, had met with representatives of Party M at their offices on March 28, 2017. At that meeting, representatives of Party M informed Messrs. Cole and Stewart that following completion of their due diligence, they were no longer interested in providing the term loan financing as outlined in their prior proposal. Party M indicated they would be providing a revised proposal in the coming days.

On March 29, 2017, Party M submitted a revised proposal for a possible PIPE transaction with the Company, offering a revolving line of credit up to $65 million maturing in September 2018, instead of the $90 million term loan originally proposed and warrants to purchase a number of newly issued Shares equal to 19.99% of the Shares outstanding as of the closing date of such transaction.

On March 31, 2017, the Company filed its annual report on Form 10-K with the SEC, reporting, among other things, the comment of the Company’s auditor as to substantial doubt in the Company’s ability to continue as a going concern, necessitating a waiver from BSP and Wells Fargo under the Company’s then existing senior credit facilities.

On April 3, 2017, the Transaction Committee held a meeting via telephone conference, with members of senior management, representatives of Rothschild and DLA Piper, and Board members Messrs. Stewart and Asensio participating. Representatives of Rothschild informed the Transaction Committee that the Company had received an unsolicited new proposal from Party M. The Transaction Committee reviewed such new proposal, which contemplated refinancing the existing Wells Fargo Credit Facility with a new approximately 18-month revolving credit facility with a materially higher interest rate than that under the Wells Fargo Credit Facility, significant annual monitoring, origination and prepayment fees, and warrants to purchase a number of newly issued Shares equal to 19.99% of the Shares outstanding as of the closing date of such transaction. The Transaction Committee considered the terms of the new proposal from Party M in light of the Company’s current needs and elected to defer action at that time. Representatives of Rothschild also reviewed with the Board a status update with respect to the Company’s discussions with Party F. Following such discussion, the Transaction Committee discussed the Company’s options in the event Party F elected not to proceed with the purchase of the Company and revisited efforts to sell the Frozen Fruit Business and the timetable for restarting that process.

On April 8 and April 11, 2017, Mr. Stewart and representatives of Stephens, Parent’s financial advisor, discussed on phone calls the status of the Company’s strategic alternatives and the Company’s desire to re-engage Parent as a potential bidder.

On April 10, 2017, the Board engaged CDG Group, LLC (now FTI Consulting, Inc.) (“FTI Consulting”) to provide consulting and advisory services in connection with its strategic review process and potential restructuring efforts.

On April 18, 2017, the Board held a special meeting via telephone conference, with members of senior management and a representative of DLA Piper participating. Members of senior management gave the Board an update regarding the Company’s discussions with Party F.

On April 23, 2017, at the direction of the management of the Company, representatives of Rothschild had a telephonic meeting with members of management of Parent regarding the status of the Company’s strategic alternatives. Parent’s management indicated that at the present time, Parent was focusing on operating its business.

On April 25, 2017, members of the Company’s senior management had a telephonic meeting with representatives of Party G-2 to discuss the Frozen Fruit Business.

On April 28, 2017, Party G-2 submitted an indication of interest to acquire the Frozen Fruit Business for $56.4 million.

On May 3, 2017, Party P reached out to members of the Company’s senior management to express interest in the Frozen Fruit Business following the sale of the Frozen Foods Business.

On May 10, 2017, the Company entered into a Limited Waiver and Third Amendment to Credit Agreement with BSP (the “Term Loan Third Amendment”), pursuant to which the lenders granted the Company (i) an extension of the temporary waiver of the going concern covenant default from May 15, 2017 to July 17, 2017, and (ii) a temporary waiver of the EBITDA covenant default, until July 17, 2017. The Term Loan Third Amendment also required that the Company comply with the EBITDA Covenant commencing with the fiscal month ending June 30, 2017, and increased the Company’s prepayment fees to 6.00% in the event of a payment or prepayment of principal under the BSP Credit Facility, representing an increase from 2.00%.

On May 12, 2017, Party P submitted an indication of interest to acquire the Frozen Fruit Business for $60 million. On May 16, 2017, Party P increased the indication of interest to $63 million.

On May 18 and May 19, 2017, the Company held its 2017 annual stockholders meeting and held Board and committee meetings before and after the stockholders meeting.

On May 19, 2017, at the direction of the management of the Company, a representative of Rothschild spoke telephonically with the Chief Executive Officer of Party F. During that conversation, Party F expressed that it was not interested in the Frozen Fruit Business and, if Party F were to proceed with a transaction, its preference would be that the Frozen Fruit Business be sold prior to engaging in a transaction with the Company. The Chief Executive Officer of Party F also indicated uncertainty regarding Party F’s ability to proceed with a transaction due to ongoing internal constraints.

On May 24, 2017, members of the Company’s senior management had a telephonic meeting with representatives of Party P to discuss the Frozen Fruit Business.

On May 30, 2017, the Transaction Committee held a special meeting via telephone conference. At this meeting, members of senior management, representatives of Rothschild and DLA Piper and Board members Messrs. Asensio and Edmonson were in attendance. Representatives of Rothschild reviewed with the Transaction Committee the following status updates with respect to the strategic review process: (i) representatives of Party F had revealed to the Company uncertainty regarding Party F’s ability to proceed with a transaction due to ongoing internal constraints, (ii) Party G-2 was expected to submit a non-binding letter of intent reflecting a $63 million purchase price for the Frozen Fruit Business, and (iii) two other potential strategic buyers were expected to submit letters of intent in the following week.

On June 1, 2017, at the direction of the management of the Company, representatives of Rothschild spoke telephonically with the Chief Executive Officer of Party F, who reiterated during the conversation that Party F would not consider acquiring the Company until such time as the Company had sold its Frozen Fruit Business.

Also on June 1, 2017, the Company reported that Mr. Edwards had elected to resign from the Board, effective May 30, 2017, to address “overboarding” concerns expressed by the board of directors of Limoneria Company, as well as proxy advisory firms which have policies of recommending a vote against directors who sit on more than two public company boards besides their own. Mr. Edwards was and is the President and Chief Executive Officer and a director of Limoneria and, prior to his resignation, sat on the board of three other public companies, including Inventure Foods.

On June 2, 2017, the Board held a special meeting via telephone conference. At this meeting, members of senior management and representatives of Rothschild and DLA Piper were in attendance. Representatives of Rothschild informed the Board that the Company had received three non-binding proposals to purchase the Frozen Fruit Business that ranged from $63 million to $65 million — from Party G-2, Party P and OPC. The Board considered the prices offered by each party and the merits and risks of each proposal.

On June 5, 2017, the Board held a special meeting via telephone conference. At this meeting, members of senior management and representatives of Rothschild and DLA Piper were in attendance. Representatives of Rothschild reviewed with the Board the status of the strategic review process. A representative of DLA Piper reported that a conversation with Party F’s general counsel and outside counsel had occurred on June 3, 2017 and that a draft merger agreement had been provided to Party F’s general counsel and outside counsel on June 4, 2017. In addition, representatives of Rothschild reviewed with the Board its preliminary financial analysis of the three offers received with respect to the Company’s Frozen Fruit Business. The Board, following an extensive discussion of the three offers, elected to proceed with Party G-2, which, as of such date, had done the most extensive due diligence, represented it required no financing and, the Board believed, was a well-capitalized financial sponsor.

Also on June 5, 2017, the Company signed a non-binding letter of intent with Party G-2 in which Party G-2 agreed to acquire the Frozen Fruit Business for $64 million in cash. The letter of intent was conditioned upon Party G-2’s completion of its due diligence review and negotiation of a mutually acceptable definitive purchase agreement. The letter of intent also contained a binding exclusivity provision with respect to the Frozen Fruit Business, which entitled Party G-2 to a six-week period of exclusive negotiations through July 17, 2017.

On June 12, 2017, members of the Company’s senior management met with representatives of Party G and G-2 to discuss the potential transaction.

During the period between June 16, 2017 and August 21, 2017, the Board and the Transaction Committee held a number of meetings and discussions via telephone conference, with members of senior management and representatives of Rothschild and DLA Piper participating. Representatives of Rothschild, DLA Piper and senior management reviewed with the Board general updates regarding the strategic review process including, among other things, (i) that Party G-2’s due diligence efforts with respect to the Frozen Fruit Business were ongoing, however Party G-2’s targeted closing date had been extended several times and it had recently revealed its lack of committed financing for the proposed transaction, (ii) Party F continued to express interest in the Company, subject to the Company’s sale of its Frozen Fruit Business, and (iii) Mr. McDaniel’s discussions with Parent on July 18, 2017 regarding its interest in the Company and ability to proceed on an expedited basis and the receipt of a non-binding indication of interest from Parent on August 2, 2017. Senior management also informed the Board of the Company’s need to secure additional waivers from the Company’s lenders due to the July 17, 2017 waiver expiration date.

On July 7, 2017, the Board held a meeting via telephone conference. Members of senior management and representatives of DLA Piper and Rothschild participated in the meeting. During the meeting, representatives of Rothschild reviewed its preliminary financial analysis of the Company.

On July 17, 2017, the Company entered into a letter agreement with BSP, pursuant to which the lenders granted the Company (i) a further extension of the temporary waiver of the going concern covenant default from July 17, 2017 to July 24, 2017, and (ii) a temporary waiver of the term loan financial covenant default until July 24, 2017. Also, on July 17, 2017, Party G-2’s exclusivity period expired with respect to the Frozen Fruit Business.

Following a call from the Chief Executive Officer of Parent to Mr. McDaniel, on July 18, 2017, members of the Company’s senior management met with representatives of Parent at the Company’s corporate offices in Phoenix to discuss the Company’s business performance and a potential transaction related to the Snack Products Segment.

On July 20, 2017, the Company’s senior management contacted the Chief Executive Officer of OPC to discuss whether OPC would be interested in re-engaging with respect to a potential transaction related to the Frozen Fruit Business.

On July 20, 2017, the Company entered into a Limited Waiver and Fourth Amendment to Credit Agreement with BSP, pursuant to which the lenders agreed to (i) a further extension of the temporary waiver of the going concern covenant default from July 24, 2017 to August 31, 2017, and (ii) a temporary waiver of the term loan financial covenant default until August 31, 2017. In addition, the lenders agreed to provide $5.0 million of additional financing to the Company in the form of a term loan, payable in equal monthly installments of $12,500 commencing on September 30, 2017, with the balance due and payable on November 17, 2020.

On July 28, 2017, Parent sent the Company a non-binding indication of interest to acquire the assets of the Snack Products Segment on a debt-free, cash-free basis at an enterprise value of $150 million, which, based on the Company’s calculations (after payment of the Company’s then projected indebtedness), would have resulted in an implied price of $5.25 per share, which represented a premium of approximately 33% to the then 30-day average closing share price of $3.95 and an approximately 29% premium to the then 90-day average closing share price of $4.07.

On August 1, 2017, representatives of Parent and the Company discussed by phone Parent’s proposal, and representatives of the Company requested that Parent resubmit its proposal as a stock purchase, rather than an asset purchase.

On August 2, 2017, Parent sent the Company a non-binding indication of interest to acquire the Company (after the divestiture of the Frozen Fruit Business) on a debt-free, cash-free basis at an enterprise value of $139 million for all of the equity securities of the Company and the assumption of $11 million of closing costs, which, based on the Company’s calculations (after payment of the Company’s then projected indebtedness), would have resulted in an implied price of $4.65 per share, which represented a premium of approximately 20% to the then 30-day average closing share price of $3.86 and an approximately 14% premium to the then 90-day average closing share price of $4.08.

On August 10, 2017, Parent sent the Company a revised non-binding indication of interest to acquire the Company (after the divestiture of the Frozen Fruit Business) on a debt-free, cash-free basis at an enterprise value of $150 million for all of the equity securities of the Company and the assumption of $11 million of closing costs, which, based on the Company’s calculations (after payment of the Company’s then projected indebtedness), would have resulted in an implied price of $5.19 per share, which represented a premium of approximately 43% to the then 30-day average closing share price of $3.64 and an approximately 29% premium to the then 90-day average closing share price of $4.04. The Company signed, and returned to Parent an executed copy of, such non-binding indication of interest on the same day. This non-binding indication of interest provided that if Parent and the Company could reach agreement on definitive terms after a management meeting, an exclusivity period would be required by Parent. On August 11, 2017, the Company sent a form of a merger agreement to Parent.

On August 15, 2017, members of the Company’s senior management flew to Hanover, Pennsylvania to meet with representatives of Parent and Stephens. At this meeting with Parent’s senior management, the parties discussed the business and financial performance of the Snack Products Segment.

On August 17, 2017, members of the Company’s senior management met with representatives of OPC and gave them a tour of the Company’s Oregon and Washington plants.

On August 21, 2017, Parent sent the Company a further revised non-binding indication of interest to acquire the Company (after the divestiture of the Frozen Fruit Business) on a debt-free, cash-free basis at an enterprise value of $153 million for all of the equity securities of the Company and the assumption of $12 million of closing costs, which, based on the Company’s calculations (after payment of the Company’s then projected indebtedness and closing costs in excess of $12 million), would have resulted in an implied price of $4.88 per share, representing a premium of approximately 29% to the then 30-day average closing share price of $3.78 and an approximately 22% premium to the then 90-day average closing share price of $3.99. This non-binding indication of interest stated that, given Parent’s knowledge of the snack products business generally and the significant amount of time Parent has historically invested in analyzing the Company, it could complete its due diligence expeditiously. In connection with such non-binding proposal, Parent required that the parties enter into a separate exclusivity agreement granting Parent exclusivity for a period of time.

On August 22, 2017, the Transaction Committee held a meeting via telephone conference, with members of senior management, representatives of Rothschild and DLA Piper, and Board member Mr. Asensio participating.

Mr. McDaniel provided the Transaction Committee with a general update regarding the Company’s discussions with Parent, noting, among other things, that Parent had requested a 45-day exclusivity period and that Parent’s current offer reflected an implied price of $4.88 per share, based on certain debt and transaction expense assumptions. A representative of Rothschild informed the Transaction Committee that Party F had returned with a “best and final” bid of $3.50 per share. Following this update, the Transaction Committee engaged in an extensive discussion regarding the benefits and drawbacks of the two buyers, noting, among other things, the following considerations: (i) Parent’s offer was approximately $1.38 per share higher than Party F’s offer (a difference of approximately $30 million); (ii) the likelihood of Parent’s offer materially decreasing by the end of its due diligence period; (iii) that Parent would not require a financing condition in the transaction; (iv) the fact that Parent’s due diligence process was only starting, as compared to Party F’s diligence process being largely complete; (v) the ability to achieve the EBITDA assumptions in Parent’s offer; and (vi) the fact that the Company’s debt would likely be $60 million versus $53 million by the anticipated time of the transaction signing and that the Company would likely need to secure incremental financing. At the same meeting, representatives of Rothschild informed the Transaction Committee that Party G-2 had decreased its purchase price to $51 million for the Frozen Fruit Business and extended its targeted closing date to September 8, 2017.

On August 24, 2017, the Board held a special meeting via telephone conference during which it discussed Parent’s non-binding proposal. Members of senior management and representatives of Rothschild and DLA Piper also attended the meeting. A representative of DLA Piper reviewed with the Board its fiduciary duties in the context of a proposed transaction. Following a full discussion, the Board authorized the management of the Company to execute the non-binding indication of interest from Parent and to proceed with negotiating the terms of the requested exclusivity agreement.

After further negotiation of the prior indication of interest, on August 25, 2017, (i) the Company and Parent executed a non-binding indication of interest with the same valuation as the August 21, 2017 indication of interest and (ii) the Company and Parent executed the Exclusivity Agreement granting Parent exclusivity until 5:00 p.m. Pacific Time on the later of (1) October 16, 2017 and (2) the twenty-first day after the closing of the sale of the Frozen Fruit Business.

On August 29, 2017, the Company received a non-binding indication of interest from OPC to purchase the Company’s Frozen Fruit Business.

On August 30, 2017, the Company received a revised non-binding indication of interest from OPC following the parties’ negotiation of the same over the prior day. The Board held a special telephonic meeting via telephone conference on August 30, 2017. Members of senior management and a representative of DLA Piper also attended the meeting. At this meeting, members of senior management provided the Board with an overview of the terms of the non-binding indication of interest, which did not include an exclusivity period. Following such discussion, the Board authorized senior management to proceed with OPC to determine if the parties could reach agreement on the terms of a definitive purchase agreement.

During the course of the period between August 30, 2017 and September 8, 2017, representatives of the Company, DLA Piper, OPC and OPC’s general counsel negotiated the terms of a definitive asset purchase agreement.

On August 31, 2017, the Company entered into a Limited Waiver and Fifth Amendment to Credit Agreement with BSP (the “Term Loan Fifth Amendment”). Under the terms of the Term Loan Fifth Amendment, the lenders agreed to (i) a further extension of the temporary waiver of the requirement under the BSP Credit Facility to deliver audited financial statements without a going concern opinion from August 31, 2017 to September 30, 2017, and (ii) a temporary waiver of the term loan financial covenant default until September 30, 2017.

On September 4, 2017, the Board held a special meeting via telephone conference. Members of senior management and representatives of DLA Piper participated in the meeting. A representative of DLA Piper provided the Board with an overview of the material terms of the current draft of the proposed form of asset purchase agreement under negotiation with OPC. In addition, Mr. McDaniel reported on the status of the Company’s discussions with Parent.

On September 8, 2017, the Board held a special meeting via telephone conference. Members of senior management and representatives of DLA Piper participated in the meeting in its entirety. Representatives of Rothschild only participated in part of the meeting. At the beginning of the meeting, representatives of Rothschild reviewed with the Board an update of the strategic review process and informed the Board of Party G-2’s request for a new exclusivity period given that the original exclusivity period expired on July 17, 2017, as well as the status of financing of Party G-2. The Board rejected such request from Party G-2. At this juncture, representatives of Rothschild left the meeting. After representatives of Rothschild left the meeting, a representative of DLA Piper provided the Board with an overview of the material terms of the proposed asset purchase agreement under negotiation with OPC regarding the sale of the Frozen Fruit Business, and the status of such negotiations with OPC and with Party G-2. Members of senior management then provided the Board with updates regarding the Company’s discussions with Parent and the Company’s discussions with Party G-2 and OPC, respectively, and a general update regarding the status of the Company’s bank waivers. Following this discussion, the Board unanimously approved the transaction with OPC and authorized senior management of the Company and representatives of DLA Piper to proceed with finalizing the definitive agreements.

On September 12, 2017, the Company issued a press release announcing that it, along with its wholly-owned subsidiaries, Rader Farms, Inc. and Willamette Valley Fruit Company, had entered into an asset purchase agreement for the sale of the Frozen Fruit Business to OPC for total cash consideration of $50.0 million. The Company issued a press release on September 22, 2017 announcing the closing of the OPC Transaction. The net proceeds from the sale of the Frozen Fruit Business to OPC were used to repay in full the indebtedness under the Wells Fargo Credit Facility and to pay down indebtedness under the BSP Credit Facility, as required under such credit facilities. Rothschild was not involved in any of the discussions between the Company and OPC with respect to the OPC Transaction.

On September 21 and September 25, 2017, representatives of the Company conducted a tour of its Bluffton, Indiana and Goodyear, Arizona plants, respectively, for representatives of Parent. Also on September 25, 2017, the Company’s senior management met with senior management of Parent to discuss diligence matters.

On September 29, 2017, the Company entered into a Limited Waiver and Sixth Amendment to Credit Agreement with BSP, pursuant to which the lenders agreed to, among other things, (i) a further extension of the temporary waiver of the requirement under the BSP Credit Facility to deliver audited financial statements without a going concern opinion from September 30, 2017 to October 31, 2017, and (ii) a temporary waiver of the financial covenants the Company was required to comply with under the BSP Credit Facility until October 31, 2017.

Between September 30, 2017 and the entry into the Merger Agreement with Parent and Merger Sub on October 25, 2017, the Transaction Committee held a number of meetings and discussions as part of the strategic review process. Members of Inventure Foods’ senior management, along with other Board members, and Inventure Foods’ financial and legal advisors, participated in many of these meetings and the Transaction Committee and Messrs. McDaniel and Weinberger regularly updated the other members of the Board, who were not in attendance, on the status of the process.

On October 6, 2017, representatives of Cozen O’Connor, legal counsel to Parent, sent to DLA Piper a draft of the Merger Agreement. The draft provided for the transaction to be structured as a tender offer followed by a second-step merger under Section 251(h) of the DGCL. DLA Piper circulated this agreement to senior management of the Company and representatives of Rothschild for their review.

On October 9, 2017, representatives of DLA Piper provided members of senior management of the Company with a revised draft of the Merger Agreement and an overview of comments to the October 6 draft.

On October 10, 2017, at the instruction of the Board and senior management of the Company, DLA Piper sent a revised draft of the Merger Agreement to Cozen O’Connor.

On October 12, 2017, representatives of Cozen O’Connor and DLA Piper had a call during which they negotiated the terms and conditions of the Merger Agreement, including without limitation, the scope of the representations and warranties.

On October 12, 2017, the Board met telephonically, with members of senior management and representatives of Rothschild and DLA Piper in attendance. During this meeting, representatives of Rothschild reviewed with the Board its preliminary financial analysis of the proposed transaction with Parent.

On October 15, 2017, representatives of Cozen O’Connor sent a revised draft of the Merger Agreement to DLA Piper.

At 5:00 p.m. Pacific Time on October 16, 2017, Parent’s exclusivity period expired. During discussions with Parent’s representatives on the evening of October 16, 2017, Parent’s representatives indicated that Parent would not continue to pursue a potential transaction with the Company without an extension of its exclusivity period.

On October 16, 2017, at the direction of the Board, representatives of Rothschild contacted representatives of Party F in response to inbound calls previously received from Party F’s representatives to representatives of Rothschild, but to which representatives of Rothschild were not able to respond because of the Company’s exclusivity agreement with Parent. Representatives of Party F indicated Party F remained interested in considering an acquisition of the Company, but would need further access to due diligence and an update on the Company’s recent financial performance and liabilities.

On October 16, 2017, representatives of DLA Piper sent a revised draft of the Merger Agreement to Cozen O’Connor.

On October 17, 2017, the Company and Parent entered into an amendment to the Exclusivity Agreement, granting Parent exclusivity until 5:00 p.m. Pacific Time on October 19, 2017.

On October 18, 2017, representatives of Cozen O’Connor and DLA Piper had a call during which they negotiated the terms and conditions of the Merger Agreement, including without limitation, carve-outs to the definition of material adverse effect, the proposed outside termination date and the proposed amount of the termination fee.

On October 19, 2017, the Board convened a special meeting to receive an update regarding the terms of the transaction with Parent and to discuss the Company’s current liquidity situation, including the potential strategic alternatives available to the Company in the event that a near term sale was no longer feasible. Members of the Company’s senior management and representatives of Rothschild and DLA Piper attended the meeting. Representatives of Rothschild reviewed with the Board strategic alternatives of the Company in the event that a near term sale was no longer feasible, considering the following matters related to the Company’s current liquidity position, as conveyed to Rothschild by the management of the Company: (i) that the Company was currently operating under a waiver of certain financial and other covenants required by the BSP Credit Facility, which waiver was set to expire on October 31, 2017; (ii) that in the view of the management of the Company, the Company would require an additional $5 million in borrowings under the BSP Credit Facility to fund its operating expenses through December 29, 2017; (iii) the Company was operating below minimum operating cash levels and without an additional $5 million of capital would likely be unable to continue to fund operations; (iv) that the lenders under the BSP Credit Facility had indicated that they would not be willing to provide such additional financing absent evidence that the Company had entered into a definitive agreement with respect to a sale of the Company; (v) that the management of the Company believed that the Company’s current debt to EBITDA levels of approximately 16x (based on adjusted EBITDA that includes cost savings from operational restructuring, as well as the addition of stock-based compensation as provided in the BSP Credit Facility), together with certain other negative operating trends, would preclude the Company from securing this additional required financing from an alternative source; (vi) that even with the additional $5 million in borrowings, the Company would only be able to fund operations through December 29, 2017; (vii) that the Company’s debt and net debt balances continued to increase; and (viii) that the Company expected its pro forma funded debt and net debt at December 29, 2017 would be even higher than its then current funded debt and net debt. In light of the fact that BSP had stated it would not grant an additional waiver absent evidence that the Company had entered into a definitive agreement with respect to a sale of the Company and that there was limited ability to raise additional equity or debt capital, the Board unanimously determined that, absent a near term sale of the Company, the most probable event was a sale of the Company in a bankruptcy process.

On October 19, 2017, the Company and Parent entered into an amendment to the Exclusivity Agreement granting Parent exclusivity until 5:00 p.m. Pacific Time on October 25, 2017.

On October 20, 2017, representatives of Cozen O’Connor sent a revised draft of the Merger Agreement to DLA Piper. Also on October 20, 2017, Stephens, at the direction of Parent, informed representatives of Rothschild that, based on the $153 million enterprise value, after Merger Sub’s payment of the Company’s estimated indebtedness and closing costs as of the projected closing date, which had increased materially since such estimated indebtedness and closing costs on August 25, 2017 (the date of the non-binding indication of interest), the tender offer price would be $4.00 per Share.

On October 22, 2017, the Board convened a special meeting to receive an update regarding the terms of the proposal from Parent from the last update provided to the Board. Members of the Company’s senior management and representatives of Rothschild and DLA Piper attended the meeting. A representative of DLA Piper provided the Board with a comprehensive overview of the principal terms of the proposed transaction with Parent. DLA Piper summarized, among other things, certain merger agreement obligations and conditions, the Offer process and each company’s rights to extend the Offer beyond the initial expiration time, the outside date, termination rights, and the circumstances under which the Company would be required to pay a termination fee and the amount of such fee. They also discussed open items being negotiated and noted that the Company took a firm position on the size of the termination fee and the proposed outside termination date. Representatives of Rothschild reviewed with the Board its preliminary financial analysis of the proposed transaction with Parent.

Later on October 22, 2017, representatives of DLA Piper sent a revised draft of the Merger Agreement to Cozen O’Connor.

During the course of October 23 and October 24, 2017, representatives of the Company and Parent further negotiated, and reached resolution on, the remaining open points of the Merger Agreement, which included, among others, the Company’s ability to seek an extension of the Offer after the initial expiration time, the outside termination date, and the amount of the termination fee.

On October 24, 2017, representatives of Cozen O’Connor sent a revised draft of the Merger Agreement to DLA Piper, reflecting the resolutions of the open issues accepted by Inventure Foods and Parent.

On October 25, 2017, the Board convened a special meeting to receive an update since the October 22, 2017 meeting of the Board and considered the proposed transaction with Parent. Members of the Company’s senior management and representatives of Rothschild and DLA Piper attended the meeting. A representative of DLA Piper reviewed with the Board its fiduciary duties in the context of the proposed transaction and the Company’s financial condition and the October 31, 2017 waiver deadline with respect to the BSP Credit Facility. DLA Piper provided the Board with an update regarding the material terms and conditions of the proposed merger agreement. DLA Piper summarized, among other things, certain merger agreement obligations and conditions, the termination rights and the circumstances under which the Company would be required to pay a termination fee. DLA Piper noted for the Board the material changes to the merger agreement from those discussed at the October 22, 2017 Board meeting. Representatives of Rothschild reviewed with the Board its financial analysis of the proposed transaction and rendered an oral opinion, which was subsequently confirmed by delivery of a written opinion dated October 25, 2017, to the Board to the effect that, as of that date and on the basis of and subject to the qualifications, limitations and assumptions set forth in the written opinion, the Offer Price or the Merger Consideration, as applicable, payable to the holders of Shares (other than Excluded Shares (as defined below)) in the Offer and the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

Following discussion of the matters discussed during the course of the meeting, the Board unanimously approved and adopted the Merger Agreement and the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger.

On October 25, 2017, representatives of Cozen O’Connor sent a further revised draft of the Merger Agreement to DLA Piper.

Later that evening, the Merger Agreement was executed and delivered by representatives of the Company, Parent and Merger Sub. The closing price of the Company’s common stock on October 25, 2017 was $4.46.

Shortly before the market opened on October 26, 2017 the Company and Parent issued a press release announcing the Transactions.

Concurrent with the signing of the Merger Agreement on October 25, 2017, the Company entered into a Limited Waiver, Consent and Seventh Amendment to Credit Agreement with BSP (the “Term Loan Seventh Amendment”). Under the terms of the Term Loan Seventh Amendment, the lenders agreed to (i) a further extension of the temporary waiver of the requirement under the BSP Credit Facility to deliver audited financial statements without a going concern opinion from October 31, 2017 to the earliest of January 15, 2018, the occurrence of another event of default under the BSP Credit Facility and the termination of the Merger Agreement, (ii) a temporary waiver of the Company’s financial covenants until the earliest of January 15, 2018, the occurrence of another event of default under the BSP Credit Facility and the termination of the Merger Agreement, (iii) amend certain other provisions of the BSP Credit Facility and (iv) consent to the Company entering into the Merger Agreement, provided that the net proceeds are applied to prepay the BSP Credit Facility in full. In addition, the lenders agreed to provide the Company $5 million of additional financing in the form of a term loan, payable in equal monthly installments of $12,500 commencing on December 30, 2017, with the balance due and payable on December 29, 2020. Additional information relating to the Term Loan Seventh Amendment can be found in the Current Report on Form 8-K filed by Inventure Foods, dated October 26, 2017, which is incorporated herein by reference in its entirety.

Reasons for Recommendation of the Board

In evaluating the Transactions, including the Offer and the Merger, and unanimously recommending that the Company’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer, the Board consulted with the Company’s senior management, legal counsel and financial advisor. Based on these consultations, considerations and analyses, and the factors discussed below, the Board concluded that entering into the Merger Agreement with Parent and Merger Sub would yield the highest value reasonably available for the Company’s stockholders, and is fair to, and in the best interests of, the Company’s stockholders.

In unanimously recommending that the Company’s stockholders accept the Offer and tender their Shares, the Board considered a number of factors, including the following (which factors are not necessarily presented in order of relative importance):

•

The Company has incurred recurring losses from operations in each of the quarterly periods since its Voluntary Product Recall in April 2015 and its dependence on additional financing to fund operations raises substantial doubt about its ability to continue as a going concern;

•

The Company is currently operating under a limited waiver of certain covenants required by the lenders under its BSP Credit Facility, which waiver expires on the earliest to occur of (i) January 15, 2018, or (ii) the occurrence of an event of default under the BSP Credit Facility (other than the defaults subject to the waiver), or (iii) the termination of the Merger Agreement. This waiver was granted by such lenders concurrently with the Company’s execution of the Merger Agreement. The prior waiver was due to expire on October 31, 2017;

•

The Company has previously required seven amendments and waivers to the BSP Credit Facility in consecutive periods dating back to March 2016, which were necessitated by the Company’s failure (or anticipated failure) to meet certain financial covenants (the “Prior Waivers”), and absent the Prior Waivers, the Company would have been in default under the BSP Credit Facility and would not have had sufficient liquidity to operate its business;

•

BSP had communicated to the Company that it would not agree to waive any further covenant defaults beyond October 31, 2017, or provide additional loans required to fund the Company’s operations through the end of fiscal 2017, each as set forth in the Term Loan Seventh Amendment, unless the Company executed a definitive agreement to be acquired, which provided for repayment of the BSP Credit Facility upon the consummation of the acquisition;

•

The ongoing uncertainty arising from the fact that while BSP has periodically agreed to waive the Company’s past covenant defaults under the BSP Credit Facility, the fees, expenses and penalties associated with such defaults could not continue indefinitely without further reducing the equity value of the Company and the Offer Price;

•

The Board’s views regarding whether the Company’s current cash resources, together with anticipated cash flows from the Company’s operating activities, would be sufficient to (i) fund the Company’s operations in the near term and (ii) fund repayment of the Company’s indebtedness when it becomes due;

•

The Board’s belief that the Company’s current debt to EBITDA levels of approximately 16x (based on adjusted EBITDA that includes cost savings from operational restructuring, as well as the addition of stock-based compensation as provided in the BSP Credit Facility), together with certain other negative operating trends, would preclude the Company from securing additional required financing from an alternative source on acceptable terms or at all;

•

The fact that the Company has, despite thorough and extensive efforts, been unsuccessful in obtaining additional funding from private or public financing sources (including both debt and equity), and its limited financial resources greatly reduce its ability to continue operations and invest in its sales, research and development and other aspects of the Company’s business as needed;

•

The anticipated deterioration of the Company’s cash position and the viability of the Company as an attractive standalone company after the disposition of its Frozen Foods Business and Frozen Fruit Business;

•

The effect of the Company’s financial performance, growing balance of aged accounts payable and decreasing stock price on (i) the Company’s workforce and its ability to attract and retain the necessary managerial, sales and technical personnel, and (ii) the Company’s customers, suppliers, vendors, partners and others that do business or may do business in the future with the Company;

•

Although the Offer Price does not represent a premium to the trading price of the Company’s Common Stock on October 24, 2017 (which was the last trading day before the October 25, 2017 meeting of the Board, in which the Board approved the Company’s entry into the Merger Agreement, the Offer, the Merger and the other Transactions), it provided greater and more certain value to the stockholders than would have otherwise been available in light of the Company’s expectation that it would not have sufficient financing capacity to fund its operations beyond December 29, 2017, especially considering that the Company did not have the means to avoid a covenant default under its BSP Credit Facility, and without the possibility of a waiver from BSP, the Company would be at risk of being subject to a voluntary or involuntary bankruptcy proceeding, which would result in either a corporate reorganization or a sale of the Company under the protection of U.S. bankruptcy laws or a liquidation of the Company;

•

The per share amount to be received by the Company’s stockholders in the Offer and the Merger consists entirely of cash, providing certainty, immediate value and liquidity to the Company’s stockholders;

•	The Merger allows the Company’s stockholders to receive value for their Shares, which would likely be unavailable if the Company voluntarily or involuntarily liquidated;

•

The oral opinion of Rothschild, delivered to the Board on October 25, 2017, subsequently confirmed in writing, that, as of October 25, 2017, and on the basis of and subject to the qualifications, limitations and assumptions set forth therein, the Offer Price or the Merger Consideration, as applicable, payable to the holders of outstanding Shares (other than Excluded Shares (as defined below)) in the Offer and Merger pursuant to the Merger Agreement, was fair from a financial point of view to such holders (the full text of Rothschild’s written opinion is attached hereto as Annex A);

•

The Company’s ability, under certain circumstances, to furnish information to third parties making unsolicited acquisition proposals and to engage in discussions and negotiations with such third parties, along with the Board’s ability, under certain circumstances, to withdraw or change its recommendation in favor of the Offer in response to a superior proposal, or to terminate the Merger Agreement in order to enter into an acquisition agreement relating to a superior proposal as determined by the Board in connection with carrying out its fiduciary duties, in each case, subject to the terms of the Merger Agreement and the Company paying Parent a termination fee (the “Termination Fee”) of $5 million concurrently with or shortly after such termination.

•

The Board’s belief that the Company engaged in a fulsome process to obtain the best available value for the Company’s stockholders by, among other things, creating an opportunity, both prior and subsequent to the execution of the Merger Agreement for other potentially interested parties to negotiate a transaction with the Company;

•

The Board’s belief, after a thorough review of strategic alternatives and discussions with our management, financial advisors and legal counsel, that the sale of the Shares for the Offer Price is more favorable to the Company’s stockholders than the potential value that might have resulted from other strategic options available to the Company. In particular, our Board considered that operating the Company as a standalone public company would not be viable due, in part, to the need for significant additional capital investment in the near term in order to avoid a default under the BSP Credit Facility.

•

The Board’s belief that a significant equity financing transaction or equity swap to raise the cash needed to meet the Company’s covenants under the BSP Credit Facility and prevent a default would have (i) been highly dilutive to the Company’s stockholders, (ii) contained onerous terms and substantial discounts given the Company’s financial position and (iii) been subject to the volatility of the capital markets. Further, the Board had no assurance that an equity financing would be available on acceptable terms or at all, or sufficiently relieve the Company’s leverage position to adequately fund the Company’s business operations. By contrast, the Offer and the Merger offer a high degree of certainty of closing, and after the closing of the Merger, Parent’s wholly-owned subsidiary, the Surviving Corporation, would be obligated to repay the Company’s existing indebtedness, including the BSP Credit Facility. Therefore, the risks to the Company’s stockholders associated with the repayment of the Company’s indebtedness would be eliminated.

•	The Merger is likely to be completed in a timely manner in light of the nature of the closing conditions contained in the Merger Agreement and the absence of any financing contingency;

•	The Board’s views on the increasingly competitive nature of the industry in which the Company operates; and

•

The availability of statutory appraisal rights under Delaware law for the holders of Shares who do not validly tender their Shares pursuant to the Offer and who otherwise comply with the required procedures under Section 262 of the DGCL. For more information on appraisal rights, see “Item 8. Additional Information—Appraisal Rights” below.

In the course of its deliberations, the Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement and the Transactions that previously had been identified and discussed by the management of the Company and the Board, including, but not limited to, the following:

•

The Company’s stockholders would not have the opportunity to participate in any possible growth and profits of the Company following the completion of the Transactions, including pursuant to the Company’s potential business initiatives;

•

The costs involved in connection with entering into and completing the Transactions process and related actions, the time and effort of the management of the Company and certain other employees required to complete the Transactions process and related actions, and the related disruptions or potential disruptions to the Company’s business operations and future prospects, including its relationships with its employees, customers, suppliers, partners and others that do business or may do business in the future with the Company;

•	The potential stockholder and other lawsuits that may be filed in connection with the Merger Agreement and the Transactions;

•

The restrictions contained in the Merger Agreement on the Company’s ability to solicit competing proposals, and the requirement that the Company pay the Termination Fee to Parent in order to terminate the Merger Agreement and accept a superior proposal from a third party, which may discourage third parties from making a competing proposal to acquire the Company;

•

The potential negative effect of the public announcement of the Offer and the Merger on the Company’s ability to retain management and other key personnel, as well as on its ability to retain existing customer engagements and pursue prospective new business opportunities;

•	The risk of diverting the focus and resources of the management of the Company from other strategic opportunities and from operational matters while working to consummate the Merger;

•

The risk that the Merger will not be completed and that the Company will be required to operate its business after experiencing the disruptions and negative consequences of the announcement of the Offer and the Merger; and

•

The fact that the Offer Price consists of cash and will be taxable to the Company’s stockholders for U.S. federal income tax purposes as described in Section 5 of the Offer to Purchase, “Material United States Federal Income Tax Consequences.”

The Board believed that, overall, the potential benefits of the Merger Agreement and the Transactions to the Company’s stockholders outweighed the uncertainties, risks and other potentially negative factors concerning the Merger Agreement and the Transactions.

The foregoing discussion of information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board in reaching its conclusions and recommendation in relation to the Offer, the Merger, the Merger Agreement and the Transactions. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company, in consultation with the management of the Company and its legal and financial advisors. In light of the variety of factors and amount of information that the Board considered, the members of the Board did not find it practicable to provide a specific assessment of, quantify or otherwise assign any relative weights to, the factors considered in determining its recommendation. Rather, the recommendation of the Board was made after considering the totality of the information and factors involved. Individual members of the Board may have given different weight to different factors. In addition, in arriving at its recommendation, the directors of the Company were aware of the interests of certain officers and directors of the Company as described in the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above.

Executive Officer and Director Arrangements Following the Merger

As of the date of the Merger Agreement, none of Inventure Foods’ or its subsidiaries’ current directors or executive officers have entered into, or committed to enter into, any arrangements or other understandings with Parent, Merger Sub or their respective affiliates regarding continued service with Inventure Foods or Parent or any of its subsidiaries from and after the Effective Time.

It is expected that the employment of Steve Weinberger, the Chief Financial Officer of Inventure, will terminate as of the Effective Time. Parent expects that the Surviving Corporation will enter into a consulting agreement with Mr. Weinberger following the closing of the Merger pursuant to which Mr. Weinberger would provide transition services to the Surviving Corporation for a period of four to six months after the closing of the Merger. Under such arrangement, Mr. Weinberger would be paid a monthly consulting fee equal to $27,500, which is his current monthly base salary with Inventure.

It is possible that Parent, Merger Sub or their respective affiliates may enter into employment or other arrangements with other officers or directors of Inventure Foods in the future.

Opinion of Inventure Foods’ Financial Advisor

As of July 13, 2016, the Company retained Rothschild as its exclusive financial advisor in connection with its evaluation of possible strategic alternatives, including a possible sale or merger of the Company. The Company selected Rothschild based on its reputation and experience. As part of its investment banking business, Rothschild regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, restructurings and other transactions.

On October 25, 2017, at a meeting of the Board held to evaluate the Transactions, Rothschild delivered to the Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated October 25, 2017, to the effect that, as of such date and on the basis of and subject to the qualifications, limitations and assumptions set forth in the written opinion, the Offer Price or the Merger Consideration, as applicable, payable to the holders of outstanding Shares (other than Cancelled Shares and Dissenting Shares (both as defined in the Merger Agreement) (collectively, “Excluded Shares”)) in the Offer and the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Rothschild’s written opinion, dated October 25, 2017, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this Schedule 14D-9 as Annex A. The Company’s stockholders are urged to read the opinion carefully and in its entirety. The summary of Rothschild’s opinion contained in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. Rothschild’s opinion was provided for the benefit of the Board in connection with and for the purpose of its evaluation of the Transactions. Rothschild’s opinion should not be construed as creating any fiduciary duty on Rothschild’s part to any party. Rothschild’s opinion was limited to the fairness, from a financial point of view, to the holders of outstanding Shares (other than Excluded Shares), of the Offer Price or the Merger Consideration, as applicable, payable to such holders in the Offer and the Merger pursuant to the Merger Agreement, and Rothschild was not asked to, nor did it, offer any opinion as to the terms, other than the Offer Price and the Merger Consideration to the extent expressly set forth in its opinion, of the Transactions, the Merger Agreement or any other agreement entered into in connection with the Transactions. Rothschild expressed no opinion as to the price at which the Shares would trade at any future time. In addition, Rothschild did not express any opinion as to any underlying decisions which the Company may make to engage in the Transactions or any alternative transaction. Rothschild did not express any opinion, nor was it asked by the Board to express any opinion, as to the relative merits of the Transactions as compared to any alternative transaction, including, without limitation, a corporate reorganization or a sale of the Company under the protection of U.S. bankruptcy laws and any other alternative transaction that the Board considered and elected not to pursue. Rothschild’s opinion did not constitute a recommendation to the

Board as to whether to approve the Transactions or a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote or otherwise act with respect to the Merger or any other matter. In addition, Rothschild did not express any opinion with respect to the fairness of the amount or scope of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Offer Price and the Merger Consideration pursuant to the Merger Agreement or otherwise.

In connection with its opinion, Rothschild, among other things:

•	reviewed a draft of the Merger Agreement dated October 24, 2017;

•

reviewed certain publicly available business and financial information that Rothschild deemed to be generally relevant concerning the Company and the industry in which it operates, including the audited financial statements of the Company for the year ended December 31, 2016 and the auditor comment contained therein as to substantial doubt about the Company’s ability to continue as a going concern, certain publicly available research analyst reports regarding the Company and the reported price and historical trading activity for Shares;

•	reviewed the liquidity projections provided to Rothschild by the management of the Company;

•	reviewed the Chapter 11 sale analysis provided to Rothschild by the management of the Company;

•	reviewed the liquidation analysis provided to Rothschild by the management of the Company;

•

compared the proposed financial terms of the Transactions with the publicly available financial terms of certain transactions involving companies Rothschild deemed generally relevant and the consideration received in such transactions;

•

compared the financial and operating performance of the Company with publicly available information concerning certain other public companies Rothschild deemed generally relevant, including data relating to public market trading levels and implied trading multiples;

•

reviewed certain internal financial and operating information with respect to the business, operations and prospects of the Company furnished to or discussed with Rothschild by or on behalf of the management of the Company, including certain financial forecasts relating to the Company prepared by the management of the Company (the “Forecasts”);

•	reviewed certain net operating loss forecasts relating to the Company prepared by the management of the Company (the “NOL Forecasts”); and

•	performed such other financial studies and analyses and considered such other information as Rothschild deemed appropriate for the purposes of its opinion.

In addition, Rothschild held discussions with certain members of the management of the Company regarding the Transactions, the past and current business operations and financial condition and prospects of the Company, including the Company’s current liquidity position and the Company’s short-term and long-term liquidity prospects, the funding needs of and resources available to the Company and the Company’s efforts to access additional capital and to obtain waivers from BSP, the Forecasts and the capital required to achieve the Forecasts, the NOL Forecasts and certain other matters Rothschild believed necessary or appropriate to its inquiry.

In arriving at its opinion, with the Company’s consent, Rothschild relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished or made available to Rothschild by or on behalf of the Company and its associates, affiliates and advisors, or otherwise reviewed by or for it, and Rothschild did not assume any responsibility or liability therefor. Rothschild did not conduct any valuation or appraisal of any assets or liabilities (contingent or otherwise) of the Company (including, without limitation, real property owned by the Company or to which the Company holds a leasehold interest), nor were any such valuations or appraisals provided to Rothschild, and Rothschild did not express any opinion as to the value of such assets or liabilities. Rothschild did not evaluate the solvency or fair value of the Company or Parent under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. In addition, Rothschild did not assume any obligation to conduct any physical inspection of the properties or the assets of the Company or Parent. Rothschild took no responsibility for the accuracy of the liquidity projections, the Chapter 11 sale analysis or the liquidation analysis provided to it by management of the Company and did not independently verify the foregoing or the assumptions or methodologies used to prepare the foregoing. At the direction of the management of the Company, Rothschild used and relied upon the Forecasts and the NOL Forecasts for purposes of its opinion. In relying on the Forecasts and the NOL Forecasts, Rothschild assumed, at the direction of the Company, that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by the management of the Company as to the expected future results of operations and financial condition of the Company assuming the Company were able to continue as a going concern. Rothschild did not express any view as to the reasonableness of the Forecasts and the NOL Forecasts and the assumptions on which they are based.

The management of the Company advised Rothschild prior to the delivery of its opinion, and Rothschild relied upon such advice, that (i) BSP would not agree to further waivers of defaults by the Company if the Company did not enter into a transaction prior to the expiration of the existing temporary waivers of defaults; (ii) there were then no viable alternatives to the Transactions reasonably available prior to the expiration of the existing temporary waivers that would likely provide more value to the holders of Shares than the Offer Price or the Merger Consideration anticipated to be received in connection with the Offer and the Merger, as applicable, including, without limitation, a corporate reorganization or a sale of the Company under the protection of U.S. bankruptcy laws; (iii) if the Transactions were not consummated, the Company’s ability to operate as a going concern would be severely impaired; and (iv) such impairment would reasonably be expected to result in a filing of a voluntary or involuntary bankruptcy petition with respect to the Company, which would result in either a corporate reorganization or a sale of the Company under the protection of U.S. bankruptcy laws or a liquidation of the Company.

For purposes of rendering its opinion, Rothschild assumed that the transactions contemplated by the Merger Agreement would be consummated as contemplated in the Merger Agreement without any waiver or amendment of any terms or conditions, including, among other things, that the parties would comply with all material terms of the Merger Agreement and that in connection with the receipt of all necessary governmental, regulatory or other approvals and consents required for the Transactions, no material delays, limitations, conditions or restrictions would be imposed. For purposes of rendering its opinion, Rothschild also assumed that there had not occurred any material change in the assets, financial condition, results of operations, business or prospects of the Company since the date of the most recent financial statements and other information, financial or otherwise, relating to the Company made available to Rothschild, and that there was no information or any facts that would make any of the information reviewed by Rothschild incomplete or misleading. Rothschild did not express any opinion as to any tax or other consequences that may result from the Transactions, nor did its opinion address any legal, tax, regulatory or accounting matters. Rothschild relied as to all legal, tax and regulatory matters relevant to rendering its opinion upon the assessments made by the Company and its other advisors with respect to such issues. In arriving at its opinion, Rothschild did not take into account any litigation, regulatory or other proceeding that was pending or may be brought against the Company or any of its affiliates. In addition, Rothschild relied upon and assumed, without independent verification, that the final form of the Merger Agreement would not differ in any material respect from the draft of the Merger Agreement reviewed by it. Rothschild’s opinion was necessarily based on securities markets, economic, monetary, financial and other general business and financial conditions as they existed and could be evaluated on, and the information made available to Rothschild as of, the date of the opinion and the conditions and prospects, financial and otherwise, of the Company as they were reflected in the information provided to Rothschild and as they were represented to Rothschild in discussions with members of the management of the Company. Although subsequent developments may affect Rothschild’s opinion and the assumptions used in preparing it, Rothschild does not have any obligation to update, revise, or reaffirm its opinion.

The following represents a summary of the material financial analyses performed by Rothschild, each of which is a standard valuation methodology customarily undertaken in transactions of this type, in connection with providing its opinion, dated October 25, 2017, to the Board. The summary of these analyses is not a comprehensive description of all analyses and factors considered by Rothschild. The preparation of a fairness opinion is a complex analytical process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. Some of the summaries of financial analyses performed by Rothschild include information presented in tabular format. In order to fully understand the financial analyses performed by Rothschild, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Rothschild.

As used in this Schedule 14D-9, (a) “FY2017” refers to the fiscal year ending on December 30, 2017, “FY2018” refers to the fiscal year ending on December 29, 2018 and “FY2019” refers to the fiscal year ending on December 28, 2019, (b) all references to “fully diluted” shares and phrases of similar import, when used in relation to the Company, mean the number of fully diluted outstanding Shares (in the case of Company Options, calculated on a treasury method basis) based on the most recently available information as of October 17, 2017 as provided by the management of the Company to Rothschild, (c) the “EV” of a company as of any given time refers to the enterprise value of such company at such time, (d) the “EBITDA” of a company for any given period means the earnings before interest, taxes, depreciation and amortization of such company during such period and (e) the “adjusted EBITDA” of the Company for FY2017, FY2018, FY2019, FY2020, FY2021 and FY2022 refer to the estimated EBITDA of the Company during the relevant fiscal year as projected by the management of the Company in the Forecasts as adjusted by the management of the Company, as described in this Item 4 under the heading “Certain Unaudited Prospective Financial Information of Inventure Foods.”

Selected Public Company Analysis

Rothschild performed a selected public companies analysis in order to derive an implied per share equity value reference range for the Company from the market value and trading multiples of other publicly traded companies and then compared this implied per share equity value reference range with the Offer Price and the Merger Consideration provided for in the Merger Agreement. Rothschild selected the publicly traded companies that Rothschild deemed most relevant to consider in relation to the Company, based on its professional judgment and experience, because they are public companies with operations that for purposes of this analysis Rothschild considered similar to the operations of one or more of the business lines of the Company. However, because of inherent differences in businesses, operations and prospects, none of the publicly traded companies listed below are directly comparable to the Company. The publicly traded companies selected by Rothschild for purposes of this analysis included the following companies (collectively, the “Selected Public Companies”):

Fast-growing Consumer:

•	Hostess Brands

•	Amplify Snacks

•	Blue Buffalo Pet Products

•	Lifeway Foods

Mid-cap Food Companies:

•	Pinnacle Foods

•	Post Holdings

•	Treehouse

•	Flowers Foods

•	Snyder’s Lance

•	B&G Foods

•	Hain Celestial

•	J&J Snack Foods

•	SunOpta

•	John B. Sanfilippo

For purposes of its analysis of the Selected Public Companies, Rothschild reviewed, among other things, (i) for each of the Selected Public Companies, the per share closing stock price of such Selected Public Companies on October 25, 2017, public filings made by such Selected Public Companies for certain historic financial information, and data from FactSet Research Systems, Inc., a data source containing historical and estimated financial data for such Selected Public Companies, and WallStreet Research, and (ii) for the Company, the per share closing price of Shares on October 25, 2017, the Forecasts, as provided by the management of the Company and approved for Rothschild’s use, and calculated the following metrics for each Selected Public Companies and the Company:

•

the EV of such company as a multiple of the estimated revenue of such company for FY 2017, FY2018 and FY2019, and in the case of the Company, the estimated revenue of the Company for FY2017, FY2018 and FY2019 as projected by the management of the Company in the Forecasts, as described in this Item 4 under the heading “Certain Unaudited Prospective Financial Information of Inventure Foods,” which multiple Rothschild refers to as EV/Sales; and

•

the EV of such company as a multiple of the EBITDA for FY2017, FY2018 and FY2019, and in the case of the Company, the EBITDA of the Company for FY2017, FY2018 and FY2019 as projected by the management of the Company in the Forecasts, as described in this Item 4 under the heading “Certain Unaudited Prospective Financial Information of Inventure Foods,” which multiple Rothschild refers to as EV/EBITDA.

Unless otherwise noted in the chart below, EV for the above metrics was calculated as fully diluted market value based on per share closing stock prices on October 25, 2017 plus, with respect to each of the Selected Public Companies, such company’s most recently disclosed net debt or, with respect to the Company, estimated net debt as of December 29, 2017 as provided by the management of the Company.

The results of Rothschild’s review of the above metrics are summarized in the chart below:

	EV/Sales			EV/EBITDA
	FY2017E	FY2018E	FY2019E	FY2017E		FY2018E	FY2019E
Fast-growing consumer
High	4.70x	4.28x	3.89x	18.7x		16.6x	14.0x
Upper quartile	4.17x	3.89x	3.63x	15.4x		14.0x	12.6x
Mean	3.74x	3.49x	3.23x	14.3x		13.1x	11.9x
Median	3.64x	3.49x	3.38x	12.2x		11.4x	11.1x
Lower quartile	3.27x	3.09x	2.90x	12.1x		11.3x	10.9x
Low	1.25x	1.19x	2.43x	12.1x		11.2x	10.7x
Mid-cap food companies
High	3.02x	3.00x	2.95x	17.1x		14.6x	12.7x
Upper quartile	2.19x	2.16x	2.15x	14.7x		12.7x	11.5x
Mean	1.75x	1.71x	1.75x	12.9x		11.6x	10.5x
Median	1.74x	1.66x	1.74x	13.8x		12.3x	10.7x
Lower quartile	1.07x	1.06x	1.19x	10.8x		10.3x	9.4x
Low	0.97x	0.93x	0.91x	9.2x		8.6x	8.1x

Overall high	4.70x	4.28x	3.89x	18.7x		16.6x	14.0x
Overall upper quartile	2.89x	2.68x	2.56x	14.9x		12.9x	11.7x
Overall mean	2.14x	2.05x	2.12x	13.3x		12.0x	10.9x
Overall median	2.06x	1.97x	2.07x	13.0x		11.9x	11.0x
Overall lower quartile	1.23x	1.22x	1.37x	11.0x		10.4x	10.0x
Overall low	0.97x	0.93x	0.91x	9.2x		8.6x	8.1x
Inventure Foods
$4.46[1]	1.43x	1.37x	1.29x	n.m.	[2]	80.9x	46.9x
$4.00 Offer Price	1.35x	1.29x	1.21x	n.m.	[2]	76.3x	44.2x

[1]	Per share closing price of Shares on October 25, 2017.
[2]

“n.m.” means not meaningful as the Company had negative EBITDA during the 12-month period ending on September 30, 2017 and the management of the Company expects unadjusted EBITDA for FY2017 to be negative.

Based on the EV/Sales calculated above and on Rothschild’s professional judgment, Rothschild applied an illustrative range of EV/Sales of 0.90x to 1.20x to the estimated sales of the Company for FY2018, as provided in the Forecasts, to reach a range of implied EVs for FY2018. To calculate implied equity values, Rothschild then subtracted from such implied EVs the estimated amount of net debt of the Company as of December 29, 2017, as provided by the management of the Company and approved for Rothschild’s use. Rothschild then divided such implied equity values by the number of fully diluted outstanding Shares, as provided by the management of the Company and approved for Rothschild’s use, to reach the following implied per share equity value reference range for the Company (rounded to the nearest $0.25), as compared to the Offer Price:

Implied Per Share Equity Value Reference Range for Inventure Foods	Offer Price
$1.75 – $3.50	$4.00

Rothschild then applied to the estimated sales of the Company for FY2019 as provided in the Forecasts, the same illustrative range of EV/Sales as applied to the estimated sales of the Company for FY2018 due to lack of estimated sales for FY2019 for certain Selected Public Companies, to reach a range of implied EVs for FY2019, and then subtracted from such implied EVs the estimated amount of net debt of the Company as of December 29, 2017, as provided by the management of the Company and approved for Rothschild’s use. Rothschild then divided such implied equity values by the number of fully diluted outstanding Shares, as provided by the management of the Company and approved for Rothschild’s use, to reach the following implied per share equity value reference range for the Company (rounded to the nearest $0.25), as compared to the Offer Price:

Implied Per Share Equity Value Reference Range for Inventure Foods	Offer Price
$2.00 – $4.00	$4.00

Selected Precedent Transactions Analysis

Rothschild performed a selected precedent transactions analysis in order to derive an implied per share equity value reference range for the Company from transaction value multiples in merger and acquisition transactions involving other companies and then compared this implied per share equity value reference range with the Offer Price and the Merger Consideration provided for in the Merger Agreement. Using publicly available information, Rothschild analyzed the transaction value multiples in the 23 selected transactions listed in the table below involving companies with business operations that generally reflected similar characteristics to the Company’s business operations.

Announcement Date	Target Region	Target	Acquiror
October 2017	US	RXBAR	Kellogg’s
August 2017	US	Back to Nature Foods	B&G Foods
July 2016	US	Golden Enterprises	Utz
April 16	US	Ripple Brand Collective	Hershey
November 2015	US	Boulder Brands	Pinnacle Foods
November 2015	US	ThinkThin	Glanbia
October 2015	US	Diamond Foods	Snyder’s-Lance
January 2015	US	Krave	Hershey
September 2014	US	Annie’s	General Mills
August 2014	US	SkinnyPop (aka Amplify)	TA Associates
June 2014	US	Flagstone Foods	TreeHouse Foods
April 2014	US	Van’s	Hillshire
April 2014	US	KIND	Daniel Lubetzky (founder)
February 2014	US	PowerBar & Musashi	Post
October 2013	US	Rickland Orchards	B&G Foods
June 2013	US	Pirate Brands	B&G Foods
September 2012	US	New York Style & Old London brands	B&G Foods
September 2012	US	Snack Factory	Snyder’s-Lance
May 2012	US	Lepage Bakeries	Flowers Foods
February 2012	US	Pringles	Kellogg
December 2011	Canada	Brookside	Hershey
November 2011	US	National Pretzel	ConAgra
February 2010	US	Kettle Foods	Diamond Foods

Based on its professional judgment and experience, Rothschild deemed these transactions relevant to consider in relation to the Company and the Transactions. No company, business or transaction used in this analysis is identical or directly comparable to the Company or the Transactions. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which the Company or the Transactions were compared.

For purposes of this analysis, Rothschild reviewed the transaction value of each of the selected precedent transactions and calculated the implied EV for the target company based on the consideration paid in the selected transaction as well as the following metrics:

•

the implied EV of the target company of the selected transaction as a multiple of the revenue of the target company during the 12-month period ending closest to the date of announcement of the transaction for which such information was publicly available, which multiple Rothschild refers to as EV/Sales;

•

the implied EV of the target company of the selected transaction as a multiple of the EBITDA of the target company during the 12-month period ending closest to the date of announcement of the transaction for which such information was publicly available, which multiple Rothschild refers to as EV/EBITDA; and

•

the EBITDA of the target company as a percentage of such target company’s revenue, each during the 12-month period ending closest to the date of announcement of the transaction for which such information was publicly available, which percentage Rothschild refers to as EBITDA margin.

The high, upper quartile, mean, median, lower quartile and low EV/Sales, EV/EBITDA and EBITDA margin for all of the selected transactions are set forth in the table below:

	EV/Sales	EV/EBITDA	EBITDA margin
High	6.25x	36.2x	44%
Upper quartile	2.97x	15.0x	21%
Mean	2.52x	12.6x	19%
Median	2.23x	11.6x	18%
Lower quartile	1.64x	9.5x	13%
Low	0.88x	7.2x	7%

Based on the EV/Sales multiple calculated for the selected transactions and on Rothschild’s professional judgment, Rothschild applied an illustrative range of EV/Sales of 0.90x to 1.65x to the estimated revenue of the Company for the 12-month period ended on September 30, 2017, of approximately $112 million, which Rothschild refers to as LTM sales, and the estimated revenue of the Company for FY2017 of approximately $116 million, which Rothschild refers to as FY2017E sales, respectively, each as projected by the management of the Company in the Forecasts as adjusted by the management of the Company, as described in Item 4 under the heading “Certain Unaudited Prospective Financial Information of Inventure Foods,” to reach a range of implied EVs. Rothschild then subtracted from such implied EVs the estimated amount of net debt of the Company as of December 29, 2017, as provided by the management of the Company and approved for Rothschild’s use, to reach implied equity values. Rothschild then divided such implied equity values by the number of fully diluted outstanding Shares, as provided by the management of the Company and approved for Rothschild’s use, to reach the following implied per share equity value reference range for the Company (rounded to the nearest $0.25), as compared to the Offer Price:

	Implied Per Share Equity Value Reference Range for Inventure Foods	Offer Price
LTM sales	$1.25 – $5.25
FY2017E sales	$1.50 to $5.75	$4.00

Illustrative Discounted Cash Flow Analysis

Rothschild performed a discounted cash flow analysis of the Company in order to derive an implied per share equity value reference range for the Company if it were to remain an independent public company, and then compared this implied per share equity value reference range with the Offer Price and Merger Consideration provided for in the Merger Agreement. In this analysis, Rothschild calculated the estimated present value of the standalone, unlevered, after-tax free cash flows that the Company was forecasted to generate from the beginning of FY2017 through the end of FY2018 based on the Forecasts provided by the management of the Company. Rothschild also calculated a range of estimated terminal values for the Company utilizing the terminal multiple methodology. In conducting the terminal valuation under the terminal multiple methodology, Rothschild applied a range of last-twelve-month period or LTM terminal multiples, based on its professional judgment given the nature of the Company and its business and industry, of 11.0x to 13.0x, to the projected adjusted EBITDA of the Company in the terminal period as projected by the management of the Company in the Forecasts as adjusted by the management of the Company, as described in Item 4 under the heading “Certain Unaudited Prospective Financial Information of Inventure Foods.” The cash flows and the terminal values were then discounted to present value using discount rates of 13.5% to 15.5% based on an estimate of the Company’s weighted average cost of capital as of October 25, 2017, to derive a range of implied EVs for the Company. A range of implied equity values for the Company was then calculated by reducing the range of implied EVs by the amount of the Company’s net debt (calculated as debt less cash and cash equivalents, in each case as estimated as of December 29, 2017 by the management of the Company in the Forecasts, and adjusted for capital required for operational restructuring expenses and aged account payables aged 60 days or more). Rothschild then divided the range of implied equity values for the Company by the number of fully diluted outstanding Shares, as provided by the management of the Company and approved for Rothschild’s use. This analysis indicated the following implied per share equity value reference range for the Company (rounded to the nearest $0.25), as compared to the Offer Price:

Implied Per Share Equity Value Reference Range for Inventure Foods	Offer Price
($1.25) – ($0.50)	$4.00

NOL Tax Savings Analysis

In connection with the discounted cash flow analysis Rothschild performed as described in the section titled “—Illustrative Discounted Cash Flow Analysis” above, Rothschild also calculated an estimated illustrative net present value for the Company’s gross federal net operating loss balance as of October 25, 2017 based on the NOL Forecasts provided by the management of the Company and approved for Rothschild’s use. Rothschild used a discount rate of 14.5% which reflects an estimate of the Company’s weighted average cost of capital as of October 25, 2017, an estimated corporate tax rate of 37.0%, and assumed 3.0% taxable income growth from the fiscal year of 2023 forward until the net operating loss balance is fully utilized as projected by the management of the Company in the Forecasts, to obtain an estimated present value for the Company’s net operating loss balance of $11 million. This analysis implied an estimated NOL value per share of $0.55 based on the number of fully diluted outstanding Shares. This per share value was added to the implied per share equity value reference range described in the section titled “—Illustrative Discounted Cash Flow Analysis” above and indicated the following implied per share equity value reference range for the Company (rounded to the nearest $0.25), as compared to the Offer Price and the Merger Consideration:

Implied Per Share Equity Value Reference Range for Inventure Foods	Offer Price
($0.75) – ($0.00)	$4.00

The valuation and financial analyses set out above are not a comprehensive description of all analyses actually conducted by Rothschild in connection with its opinion and are qualified in their entirety by reference to the full text of the written opinion of Rothschild attached to this Schedule 14D-9 as Annex A. The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant valuation and financial analyses and the application of those methods to the particular circumstances involved, and therefore a fairness opinion necessarily is not susceptible to partial analysis or summary description. Rothschild believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all of the described analyses and factors, would create an incomplete view of the process underlying Rothschild’s analyses and opinion. In addition, Rothschild may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Rothschild with respect to the actual value of the Company.

In performing its analyses, Rothschild made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Rothschild are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by these analyses. These analyses were prepared solely as part of the analysis performed by Rothschild with respect to the fairness, from a financial point of view, of the Offer Price or Merger Consideration, as applicable, payable to the holders of outstanding Shares (other than Excluded Shares) in the Offer and the Merger pursuant to the Merger Agreement, and were provided to the Board in connection with the delivery of Rothschild’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future.

As described above, Rothschild’s opinion, together with the financial analyses performed by Rothschild in connection with its opinion and reviewed by the Board, were among the many factors that the Board took into consideration in making the recommendation of the Board described in “Item 4. The Solicitation or Recommendation—Recommendation of the Board.” Rothschild was not requested to, and did not, recommend any specific amount of consideration to the Board or that any specific amount of consideration constituted the only appropriate consideration in the Offer or the Merger. The amount and type of consideration payable in the Offer and the Merger was determined through negotiations between the Company and Parent. Consequently, Rothschild’s opinion should not be viewed as determinative of the views of the Board or the management of the Company with respect to the Offer Price, the Merger Consideration or the Transactions, including whether the Board would have been willing to determine that a different Offer Price and Merger Consideration was fair.

Miscellaneous

Rothschild is acting as financial advisor to the Company with respect to the Transactions and will receive an aggregate fee of approximately $4.25 million, which Rothschild refers to as the Transaction Fee, $750,000 of which became payable upon delivery of Rothschild’s opinion and the remainder of which will become payable upon the consummation of the Transactions. The Company has also agreed to reimburse Rothschild for reasonable expenses incurred by Rothschild in performing its services, including fees and expenses of its legal counsel, and to indemnify Rothschild and related persons against certain liabilities arising out of its engagement.

As part of the Company’s engagement of Rothschild as its exclusive financial advisor in connection with its evaluation of possible strategic alternatives, Rothschild also acted as financial advisor to the Company with respect to the Pictsweet Transaction and the sale process of the Frozen Fruit Business (other than any of the discussions between the Company and OPC with respect to the OPC Transaction) as described in Item 4 under the heading “The Solicitation or Recommendation—Background of the Offer and the Merger Agreement; Reasons for Recommendation—Background of the Offer and Merger Agreement.” Rothschild will receive from the Company an aggregate fee of approximately $1.5 million for services rendered in connection with the sale process of the Frozen Fruit Business (other than any of the discussions between the Company and OPC with respect to the OPC Transaction), which has been earned and will be paid upon the earlier of (i) the consummation of the Transactions, in which event, such $1.5 million fee will be credited against the Transaction Fee and (ii) the abandonment of the Transactions.

During the two-year period ending on October 25, 2017, Rothschild did not provide financial advisory services to Parent or the Company other than, in the case of the Company, with respect to Rothschild’s engagement in connection with the Transactions, the Pictsweet Transaction and the sale process of the Frozen Fruit Business

(other than any of the discussions between the Company and OPC with respect to the OPC Transaction). Rothschild and its affiliates are engaged in a wide range of financial advisory and investment banking activities. Rothschild or its affiliates may in the future provide financial services to the Company, Parent and/or their respective affiliates in the ordinary course of business from time to time and may receive fees for the rendering of such services. In addition, in the ordinary course of their business activities, affiliates of Rothschild may trade in the securities of Parent, the Company or their respective affiliates, for their own accounts or for the accounts of their respective affiliates and customers, and may at any time hold a long or short position in such securities.

Rothschild’s opinion was given and speaks only as of its date. Subsequent developments may affect Rothschild’s opinion and the assumptions used in preparing it, and Rothschild does not have any obligation to update, revise, or reaffirm its opinion. Rothschild’s opinion was approved by the Global Advisory Commitment Committee of Rothschild.

Certain Unaudited Prospective Financial Information of Inventure Foods

Forecasts

Inventure Foods does not as a matter of course, publicly disclose long-term forecasts or internal projections as to its future performance, earnings, or results due to the substantial degree of uncertainty with respect to the underlying assumptions and estimates. In connection with the Transactions, Inventure Foods’ management prepared selected unaudited prospective financial information of Inventure Foods for the fiscal years ending December 30, 2017 through December 31, 2022. Inventure Foods reviewed the Forecasts with the Board and also provided the Forecasts to and approved the use of the Forecasts by Rothschild in performing its financial analysis. In addition, Inventure Foods provided cash projections for the fiscal year ending December 30, 2017 in the Forecasts to Parent on the day before the Merger Agreement was executed. The Forecasts were not prepared with a view toward public disclosure, and are included in this Schedule 14D-9 only because (1) a limited portion of the Forecasts were made available to Parent as outlined above, (2) the Forecasts were made available to Rothschild for use in connection with its financial analysis, and (3) the Forecasts were made available to the Board members in connection with their consideration of a potential acquisition of Inventure Foods. The Forecasts are not included in this Schedule 14D-9 in order to influence any stockholder’s decision to tender Shares pursuant to the Offer, to seek appraisal rights or for any other purpose.

While presented with numerical specificity, the Forecasts were prepared for internal use and reflect numerous estimates and assumptions with respect to matters such as future industry performance and competition, general business, economic and geopolitical conditions, and additional matters specific to Inventure Foods’ business, all of which are difficult to predict and many of which are beyond Inventure Foods’ control. The Forecasts thus reflect a substantial degree of uncertainty and are subject to periodic revisions based on actual experience and business developments. There can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. The Forecasts cover multiple years and such information by its nature becomes less reliably predictive with each successive year. In addition, the Forecasts will be affected by Inventure Foods’ ability to achieve strategic goals, objectives and targets over the applicable periods and reflect assumptions as to certain business decisions that are subject to change. The Forecasts cannot, therefore, be considered a guarantee of future operating results, and should not be relied on as such. The inclusion of the Forecasts should not be regarded as an indication that Inventure Foods and its financial advisor, Parent or anyone who received this information then considered, or now considers, them to be material information about Inventure Foods or a reliable prediction of future events, and this information should not be relied upon as such. Inventure Foods’ stockholders are urged to review Inventure Foods’ most recent SEC filings for a description of risk factors with respect to Inventure Foods’ business. See Item 8 under the heading “Forward-Looking Statements.”

The Forecasts were not prepared with a view toward complying with accounting principles generally accepted in the United States of America (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Inventure Foods’ independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the Forecasts contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of Inventure Foods’ independent registered public accounting firm contained in Inventure Foods’ Annual Report on Form 10-K for the year ended December 31, 2016 relates to Inventure Foods’ historical financial information. It does not extend to the Forecasts and should not be read to do so. Furthermore, the Forecasts do not take into account the effect of the Offer or the Merger, or any failure of the Offer or the Merger to be consummated, or any other circumstances or events occurring after the date they were prepared.

The Forecasts are summarized below (in millions):

	2017E	2018E	2019E	2020E	2021E	2022E
Projected Net Sales	$116.0	$121.8	$129.3	$136.6	$144.7	$153.4
Projected Gross Profit	$20.3	$26.9	$29.2	$30.8	$32.6	$34.6
Projected Adjusted EBITDA(2)	$2.7	$4.0	$5.8	$6.9	$8.1	$9.4

(1)	Projected Net Sales represents projected GAAP revenue.
(2)

Adjusted EBITDA (or earnings before interest, tax, depreciation and amortization) is a non-GAAP measure, derived by adding to operating income depreciation, amortization and impairments. In addition to the uses described in this section, the Company uses non-GAAP financial measures, such as Adjusted EBITDA, to monitor the performance of its business on a comparable basis and to determine certain levels of compensation. The Company believes the presentation of these measures enhances the ability of its investors to analyze trends in its business and provides them with a means to compare periods that may be affected by various items that might obscure trends or developments in its business. In addition, the Company presents Adjusted EBITDA because the Company believes it to be an important supplemental measure of its performance and believes it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in its industry.

NOL Forecasts

In addition to the Forecasts, Inventure Foods prepared certain estimates related to Inventure Foods’ federal net operating losses, which NOL Forecasts were approved by Inventure Foods for Rothschild’s use, and are summarized in the chart below (in millions) of Estimated Cash Tax Savings from Federal NOL Utilization. Estimated Cash Tax Savings from Federal NOL Utilization is a non-GAAP measure reflecting the timing and the amounts by which Inventure Foods’ federal net operating losses may be used to reduce cash taxes payable, based on the Forecasts, net operating loss estimates, and an assumed 37.00% tax rate, which excludes the projected impact of certain research and development tax credits.

	2018E(1)	2019E	2020E	2021E	2022E
Projected Adjusted EBITDA	$4.0	$5.8	$6.9	$8.1	$9.4
less: Projected Depreciation and Amortization	$(3.0)	$(3.2)	$(3.4)	$(3.6)	$(3.8)
Projected Taxable Income before NOLs	$0.0	$2.6	$3.5	$4.5	$5.6
Projected NOLs Used	$0.0	$2.5	$3.5	$4.5	$5.6
Estimated Cash Tax Savings from Federal NOL Utilization	$0.0	$0.9	$1.3	$1.7	$2.1

(1)	Adjusted EBITDA in 2018E assumes cost savings do not come into effect until end of the second quarter of FY2018.

Liquidation and Restructuring Analyses

The Company’s management, together with FTI Consulting, prepared (i) weekly liquidity projections, (ii) a Chapter 11 sale analysis, and (iii) an illustrative Chapter 7 liquidation analysis (collectively, the “Liquidation

Forecasts”), to assist the Board in evaluating strategic alternatives presented to the Company. The inclusion of the Liquidation Forecasts should not be considered to be a projection by the Company or the Board as to the amount that stockholders would receive upon liquidation of the Company.

The projections made in the Liquidation Forecasts were based on numerous variables and assumptions that are inherently uncertain, including, but not limited to, projections of (i) timing of a transaction or liquidation, (ii) results of operations for the fourth quarter of 2017, (iii) additional customer chargebacks and allowances, (iv) net liquidation value of inventory, (v) liquidation value of trade and other receivables, (vi) net liquidation value of assets of discontinued operations, (vii) liquidation value of other current assets, (viii) liquidation value of fixed assets, (ix) current and non-current liabilities, (x) liquidation value of trademarks and other intangibles; (xi) settlement payments to terminate the Company’s real estate lease obligations, (xii) settlement payments to terminate the Company’s obligations under its employment agreements, (xiii) settlement payments to terminate the Company’s production orders and letters of credit, (xiv) settlement payments to terminate the Company’s obligations under its vendor contracts and (xv) legal, tax, accounting and related costs.

In addition, the Liquidation Forecasts are based upon assumptions that necessarily involve judgments with respect to, among other things, valuations of the assets and liabilities of the Company under future market conditions that cannot be predicted. In a dissolution and winding up of the Company, Delaware law requires that the Company must pay or make provision for payment of all claims against and obligations of the Company, prior to the distribution of any assets to the stockholders of the Company. The Liquidation Forecasts assume that the liquidation value of the Company’s assets exceeds the Company’s liabilities only to the extent that creditors will settle their claims for an amount substantially less than the full amount of their claims. There can be no assurance that any creditor would, in fact, accept a discount. Accordingly, the assumptions upon which the Liquidation Forecasts are based may not occur in a liquidation of the Company.

The Liquidation Forecasts below were prepared by the Company’s management and FTI Consulting. The Company’s independent accountants have neither examined nor compiled the Liquidation Forecasts. Accordingly, the Company’s independent accountants have not expressed an opinion or any other form of assurance with respect thereto.

The Liquidation Forecasts were prepared as of October 19, 2017, unless otherwise noted. The weekly liquidity projections reflect the 13-week period ending December 29, 2017, the Chapter 11 sale analysis reflects a transaction closing on December 31, 2017, and the illustrative Chapter 7 liquidation analysis reflects a liquidation process beginning on October 6, 2017.

The Liquidation Forecasts were prepared prior to finalizing the Merger Agreement and each reflects a time period, subject matter, and assumptions different from and independent of those used with respect to the Offer.

The Liquidation Forecasts are as follows (all figures in thousands):

Weekly Liquidity Projections:

	Forecast 10/20/17	Forecast 11/03/17	Forecast 11/17/17	Forecast 12/01/17	Forecast 12/15/17	Forecast 12/29/17	Full 13 Week Forecast
Net Cash Flow	$(258)	$83	$285	$(317)	$(113)	$(312)	$(3,216)
Plus: New Term Loan Draw	—	5,000	—	—	—	—	5,000

Ending Bank Cash Balance	$1,532	$5,507	$5,832	$5,089	$4,712	$4,008	$4,008
Less: Float (as of October 13, 2017)	(1,281)	(1,281)	(1,281)	(1,281)	(1,281)	(1,281)	(1,281)

Ending Book Cash Balance	$251	$4,225	$4,551	$3,808	$3,431	$2,727	$2,727

Illustrative Chapter 11 Sale Analysis:

	Out of Court Current Parent Offer	In Court Sale Process Discount to Current Parent Offer
		15.0%	25.0%	35.0%
Total Implied Company Transaction Value	$165.0	$140.3	$123.8	$107.3
Less: Net Debt & Debt-Like Items	(78.5)	(74.6)	(74.6)	(74.6)
Less: Transaction-Related Professional Fees	(6.8)	(5.6)	(5.6)	(5.6)
Less: Other Closing Expenses	(2.5)	(2.1)	(2.1)	(2.1)
Less: Bankruptcy & Other Administrative Expenses	—	(8.6)	(8.6)	(8.6)

Proceeds for General Unsecured Creditors / Equity	$77.2	$49.4	$32.9	$16.4

Illustrative Chapter 7 Liquidation Analysis:

The table below sets forth an illustrative liquidation analysis prepared by the Company with the assistance of FTI Consulting. It was prepared for the purpose of estimating recoveries in a Chapter 7 liquidation. For purposes of this analysis, a liquidation is assumed to occur over a three to five month period. The liquidation analysis is based on unaudited book values as of September 2, 2017 and October 6, 2017, respectively, which, for purposes of this analysis, were assumed to be representative of the Company’s assets and liabilities at the commencement of a Chapter 7 liquidation process. This illustrative Chapter 7 liquidation analysis does not include recoveries resulting from any potential preference claims, fraudulent conveyance litigation, or other avoidance actions.

Proceeds from Liquidation	Book Value	Estimated Recovery (%)		Estimated Proceeds ($)
		High	Low	High	Low
Proceeds Available for Distribution (1)	85,935	58.4%	37.0%	50,149	31,797
Less: Liquidation Expenses				8,904	7,555

Net Proceeds Available to Creditors				$41,244	$24,241

Allocation of Proceeds	Estimated Balance	Estimated Recovery %		Estimated Proceeds $
		High	Low	High	Low
Net Proceeds Available to Creditors				$41,244	$24,241
Less: Secured Claims (1)	72,151	57.2%	33.6%	41,244	24,241
Less: Other Administrative Claims (1)	6,207	—	—	—	—

Proceeds Available for Unsecured Claims				$—	$—

Unsecured Claims	$14,141	—	—	$—	$—

(1)	Includes figures provided by the Company as of September 2, 2017 and October 6, 2017.

Neither Inventure Foods nor any other person to whom the Forecasts, the NOL Forecasts or the Liquidation Forecasts were provided or any of their respective affiliates or representatives makes any representation to any person regarding the ultimate performance of Inventure Foods compared to the information included in the Forecasts, the NOL Forecasts or the Liquidation Forecasts. In light of the foregoing factors and the uncertainties inherent in the Forecasts, the NOL Forecasts and the Liquidation Forecasts, Inventure Foods’ stockholders are cautioned not to place undue, if any, reliance on the Forecasts, the NOL Forecasts or the Liquidation Forecasts.

INVENTURE FOODS DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE FORECASTS, THE NOL FORECASTS OR THE LIQUIDATION FORECASTS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FORECASTS, THE NOL FORECASTS OR THE LIQUIDATION FORECASTS ARE NO LONGER APPROPRIATE.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Persons/Assets Retained, Employed, Compensated or Used

The Company retained Rothschild as its financial advisor in connection with its strategic review process, including the Transactions and, in connection with such engagement, Rothschild provided the opinion described in “Item 4. The Solicitation or Recommendation — Opinion of Inventure Foods’ Financial Advisor,” which is filed as Annex A hereto and is incorporated herein by reference. For additional information related to Rothschild’s retention as Inventure Foods’ financial advisor, see the sections entitled “Item 4. The Solicitation or Recommendation — Background of the Merger Agreement; Reasons for Recommendation — Background of the Merger Agreement” and “— Opinion of Inventure Foods’ Financial Advisor,” which are hereby incorporated by reference into this Item 5.

The Company retained FTI Consulting to provide consulting and advisory services in connection with its strategic review process and potential restructuring efforts. Inventure Foods has agreed to pay FTI Consulting an aggregate fee of $450,000, inclusive of all reasonable expenses incurred by FTI Consulting in performing its services, upon consummation of the Transactions. The Company has also agreed to indemnify FTI Consulting and related persons against certain liabilities arising out of its engagement. For additional information related to FTI Consulting’s retention as Inventure Foods’ advisor, see the section entitled “Item 4. The Solicitation or Recommendation — Background of the Offer and Merger Agreement; Reasons for Recommendation — Background of the Offer and Merger Agreement,” which is hereby incorporated by reference into this Item 5.

Except as set forth above, neither Inventure Foods nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of Inventure Foods on its behalf in connection with the Offer, the Merger or related matters.

Item 6. Interest in Securities of the Subject Company

No transactions with respect to the Shares have been effected by Inventure Foods or, to the knowledge of Inventure Foods after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Item 7. Purposes of the Transaction and Plans or Proposals

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), Inventure Foods is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (1) a tender offer for or other acquisition of Inventure

Foods’ securities by Inventure Foods, any subsidiary of Inventure Foods or any other person, (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Inventure Foods or any subsidiary of Inventure Foods, (3) any purchase, sale or transfer of a material amount of assets of Inventure Foods or any subsidiary of Inventure Foods, or (4) any material change in the present dividend rate or policy, indebtedness or capitalization of Inventure Foods.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information

The information contained in all of the exhibits to this Schedule 14D-9 referred to in Item 9 below is incorporated herein by reference in its entirety.

The information set forth in the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Agreements or Arrangements with Executive Officers of Inventure Foods” is incorporated herein by reference.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer (or who have validly tendered but subsequently validly withdrawn the tender, have not otherwise waived their appraisal rights and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to an appraisal of the “fair value” of their Shares in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights will result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the Effective Time, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex B.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (1) did not tender such Shares in the Offer; (2) follow the procedures set forth in Section 262 of the DGCL; (3) continuously hold such Shares from the date on which the written demand for appraisal is made through the Effective Time; and (4) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court of Chancery and (ii) interest theretofore accrued, unless paid at that time.

Section 262 of the DGCL sets forth the procedures stockholders entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 of the DGCL are subject to strict compliance with the procedures set forth in Section 262 of the DGCL. If you fail to timely and properly comply with the requirements of Section 262 of the DGCL, any appraisal rights may be lost. If you elect to demand appraisal of your Shares under Section 262 of the DGCL, you must satisfy each of the following conditions:

•

by the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9, deliver to Inventure Foods a written demand for appraisal of Shares held, which demand must reasonably inform Inventure Foods of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender your Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

In addition, if immediately before the Merger, the Shares were listed on a national securities exchange, the Delaware Court of Chancery shall dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal, (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million or (3) the Merger was approved pursuant to Section 253 or Section 267 of the DGCL.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger on or within 10 days after the Effective Time to those stockholders of Inventure Foods who made a written demand for appraisal in accordance with Section 262 of the DGCL, as required by Section 262(d)(2) of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.

All written demands for appraisal should be addressed to:

Inventure Foods, Inc.

5415 East High Street, Suite 350

Phoenix, Arizona 85054

(623) 932-6200

Attention: Chief Financial Officer

The written demand for appraisal must be executed by or for the record holder of Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender such Shares in the Offer and properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, then appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Inventure Foods is under no obligation to, and has no present intention to, file a petition and holders should not assume that Inventure Foods will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered in the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Register in Chancery (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, dissenting stockholders are cautioned to retain their stock certificates, pending resolution of the appraisal proceedings. The Delaware Court of Chancery is entitled to dismiss the proceedings as to any stockholder who does not comply with such requirements.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court of Chancery and (2) interest theretofore accrued, unless paid at that time.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court of Chancery must consider “market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts . . . [that] could be ascertained as of the date of the merger [that] throw any light on future prospects of the merged corporation.” Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to “the speculative elements of value arising from such accomplishment or expectation.” In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although Inventure Foods believes that the Offer Price and Merger Consideration are fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor Inventure Foods anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Parent and Inventure Foods reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata to the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger. After this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as Inventure Foods has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to Inventure Foods a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (1) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Surviving Corporation; and (2) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration therefor.

The foregoing summary of the rights of Inventure Foods’ stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of Inventure Foods desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statute

As a Delaware corporation, Inventure Foods is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (3) at or following the transaction in which such person became an interested stockholder, the business combination is (i) approved by the board of directors of the corporation; and (ii) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

The Board approved the Merger Agreement, the Offer, the Merger and the other Transactions for purposes of Section 203 of the DGCL such that the restrictions of Section 203 of the DGCL are inapplicable to the Merger Agreement, the Offer, the Merger and the other Transactions.

Inventure Foods is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations may become, or may purport to be, applicable to the Offer or the Merger, each of the Inventure Foods and Parent shall grant such approvals and take such actions as are reasonably necessary so that the Offer, the Merger and any other Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions, to the extent permissible under applicable law. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Parent might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Parent might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Parent may not be obligated to accept for payment or pay for any tendered Shares.

Regulatory Approvals

U.S. Antitrust Laws

The Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) may review the legality under the antitrust laws of the acquisition of Shares in the Offer; however, because the size of the Offer and Merger are below the thresholds for filing a pre-merger notification under the HSR Act, no filing or waiting period requirements under the HSR Act apply. Nevertheless, at any time before or after Merger Sub’s acceptance for payment of Shares pursuant to the Offer, either the Antitrust Division or the FTC could take such action under the antitrust laws of the United States of America as it deems necessary to protect competition in the public interest, including seeking to enjoin the acquisition of Shares in the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or of its subsidiaries or affiliates or requiring other conduct relief. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws of the United States of America seeking similar relief or seeking conditions to the consummation of the Offer. While Inventure Foods believes that the consummation of the Offer will not result in a violation of any applicable antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result will be. If any such action is commenced by the FTC, the Antitrust Division or any state or any other person, Parent may not be obligated to consummate the Offer or the Merger.

Stockholder Approval of the Merger Not Required

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if, following consummation of a tender offer for any and all shares of the stock of a public corporation (other than stock owned by the acquirer, the target corporation or any of their respective wholly-owned subsidiaries), the acquirer holds at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt a merger agreement, and stock that was the subject of the tender offer but not tendered into the tender offer is converted into the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the vote of the stockholders of the target corporation. Under the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of Inventure Foods’ stockholders, in accordance with Section 251(h) of the DGCL.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Inventure Foods, please see Inventure Foods’ Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and Inventure Foods’ Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017.

Forward-Looking Statements

This Schedule 14D contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and assumptions.

If such risks or uncertainties materialize or such assumptions prove incorrect, the results of Inventure Foods and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any statements regarding the expected benefits and costs of the Offer, the Merger and the other Transactions; the expected timing of the completion of the Offer and the Merger; the ability of Parent, Merger Sub and Inventure Foods to complete the Offer and the Merger considering the various conditions to the Offer and the Merger, some of which are outside the parties’ control, including those conditions related to regulatory approvals; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the Offer and the Merger may not be timely completed, if at all; the possibility that competing offers or acquisition proposals for Inventure Foods will be made; that, prior to the completion of the transaction, Inventure Foods’ business may not perform as expected due to transaction-related uncertainty or other factors; that any or all of the conditions to the consummation of the Merger may not be satisfied or waived; that an event, change or other circumstance could occur to give rise to termination of the Merger Agreement, including in circumstances that would require Inventure Foods to pay the Termination Fee; that the parties are unable to successfully implement integration strategies; that stockholder litigation may arise in connection with the Merger and may result in significant defense costs and liability; and other risks that are described in Inventure Foods’ SEC reports, including but not limited to the risks described in Inventure Foods’ Annual Report on Form 10-K for its fiscal year ended December 31, 2016. Inventure Foods assumes no obligation and does not intend to update these forward-looking statements.

Item 9. Exhibits

The following Exhibits are attached hereto:

(a)(1)(A)	Offer to Purchase, dated November 15, 2017 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Parent filed on November 15, 2017 (the “Schedule TO”)).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Summary Advertisement as published in the New York Times on November 15, 2017 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(1)(G)	Press release, dated as of October 26, 2017, filed by the Company and Parent (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K, filed with the SEC on October 26, 2017).

(a)(5)(A)*	Letter to Company’s Employees, dated October 26, 2017, from Terry McDaniel.

(a)(5)(B)*	Letter to Company’s Customers, dated October 26, 2017, from Terry McDaniel.

(a)(5)(C)*	Letter to Company’s Suppliers, dated October 26, 2017, from Terry McDaniel.

(a)(5)(D)*	Opinion, dated as of October 25, 2017, of Rothschild, Inc. to the Board of Directors of the Company (included as Annex A to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of October 25, 2017, by and among Parent, Merger Sub and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 26, 2017).

(e)(2)	Mutual Nondisclosure Agreement, dated as of September 26, 2016, by and between the Company and Parent (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Exclusivity Agreement, dated as of August 25, 2017, by and between Parent and the Company (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	Amendment to Exclusivity Agreement, dated as of October 17, 2017, by and between Parent and the Company (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(5)	Amendment to Exclusivity Agreement, dated as of October 19, 2017, by and between Parent and the Company (incorporated by reference to Exhibit (d)(5) to the Schedule TO).

(e)(6)	Inventure Foods, Inc. Amended and Restated 2005 Equity Incentive Plan (incorporated by reference to Appendix A to the Company’s definitive Proxy Statement on Schedule 14A filed with the SEC on April 15, 2011).

(e)(7)	Form of Director Nonstatutory Stock Option Agreement (incorporated by reference to Exhibit 10.55 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed with the SEC on March 30, 2006).

(e)(8)	Form of Officer Nonstatutory Stock Option Agreement (incorporated by reference to Exhibit 10.42 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 25, 2004 filed with the SEC on March 22, 2005).

(e)(9)	Form of Amendment to Stock Option Agreement (incorporated by reference to Exhibit 10.70 to the Company’s Current Report on Form 8-K filed with the SEC on April 22, 2010).

(e)(10)	Form of Executive Stock Option Agreement (incorporated by reference to Exhibit 10.71 to the Company’s Current Report on Form 8-K filed with the SEC on April 22, 2010).

(e)(11)	Inventure Foods, Inc. 2015 Equity Incentive Plan (incorporated by reference to Appendix A to the Company’s definitive Proxy Statement on Schedule 14A filed with the SEC on April 21, 2015).

(e)(12)	Form of Performance Share Units Agreement under the 2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed with the SEC on March 31, 2017).

(e)(13)	Form of Restricted Stock Units Agreement under the 2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed with the SEC on March 31, 2017).

(e)(14)	Amended and Restated Executive Employment Agreement, dated as of March 25, 2013, by and between the Company and Terry E. McDaniel (incorporated by reference to Exhibit 10.18 to the Company’s Current Report on Form 8-K filed with the SEC on March 27, 2013).

(e)(15)	Executive Employment Agreement, dated as of July 27, 2006, by and between the Company and Steve Weinberger (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed with the SEC on July 27, 2006).

(e)(16)	Executive Employment Agreement, dated as of August 1, 2005, by and between the Company and Steven Sklar (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the quarter ended October 1, 2005 filed with the SEC on December 1, 2005).

(e)(17)	Employment Agreement, dated as of October 11, 2010, by and between the Company and Brian Foster (incorporated by reference to Exhibit 10.23 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 26, 2015 filed with the SEC on March 10, 2016).

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVENTURE FOODS, INC.

Date: November 15, 2017	By:	/s/ Steve Weinberger
Steve Weinberger
Chief Financial Officer

Annex A

Opinion of Rothschild Inc.

October 25, 2017

CONFIDENTIAL

October 25, 2017

Board of Directors Inventure Foods, Inc. 5415 East High Street, Suite 350 Phoenix, Arizona 85054

Members of the Board of Directors:

We understand that Utz Quality Foods, LLC (“Parent”), Heron Sub, Inc., an indirect wholly-owned subsidiary of Parent (“Merger Sub”), and Inventure Foods, Inc. (the “Company”), propose to enter into an Agreement and Plan of Merger (the “Agreement”), which provides, among other things, for (i) a tender offer (the “Offer”) for any and all of the outstanding shares of the common stock, par value $0.01 per share, of the Company (“Company Shares”), pursuant to which Merger Sub will pay $4.00 in cash, without interest (the “Offer Price”), for each Company Share accepted, and (ii) following the consummation of the Offer, the merger of Merger Sub with and into the Company with the Company surviving the merger as a wholly-owned indirect subsidiary of Parent (the “Merger”, and together with the Offer, the “Transaction”), pursuant to which each issued and outstanding Company Share, other than (a) any Cancelled Shares (as defined in the Agreement) and (b) any Dissenting Shares (as defined in the Agreement) ((a) and (b), collectively, “Excluded Shares”), will be converted into the right to receive an amount equal to the Offer Price in cash, without interest (the “Merger Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

The board of directors of the Company (the “Board”) has requested our opinion as to whether the Offer Price or the Merger Consideration, as applicable, payable to the holders of Company Shares (other than Excluded Shares) in the Offer and the Merger pursuant to the Agreement is fair, from a financial point of view, to such holders.

In arriving at our opinion set forth below, we have, among other things: (i) reviewed a draft of the Agreement dated October 24, 2017; (ii) reviewed certain publicly available business and financial information that we deemed to be generally relevant concerning the Company and the industry in which it operates, including the audited financial statements of the Company for the year ended December 31, 2016 and the auditor comment contained therein as to substantial doubt about the Company’s ability to continue as a going concern, certain publicly available research analyst reports regarding the Company and the reported price and historical trading activity for Company Shares; (iii) reviewed the Company’s liquidity and liquidity projections (the “Liquidity Projections”) prepared by a third party commissioned by the Board (the “Third Party Advisor”) and provided to us by the management of the Company; (iv) reviewed a Chapter 11 Sale Analysis (the “Chapter 11 Sale Analysis”) prepared by the Third Party Advisor and provided to us by the management of the Company; (v) reviewed a liquidation analysis (the “Liquidation Analysis”) prepared by the Third Party and provided to us by the management of the Company; (vi) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed generally relevant and the consideration received in such transactions; (vii) compared the financial and operating performance of the Company with publicly available information concerning certain other public companies we deemed generally relevant, including data relating to public market trading levels and implied trading multiples; (viii) reviewed certain internal financial and operating information with respect to the business, operations and prospects of the Company furnished to or discussed with us by or on behalf of the management of the Company, including certain financial forecasts relating to the Company prepared by the management of the Company (the “Forecasts”);

(ix) reviewed certain net operating loss forecasts relating to the Company prepared by the management of the Company (the “NOL Forecasts”); and (x) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion. In addition, we have held discussions with certain members of the management of the Company regarding the Transaction, the past and current business operations and financial condition and prospects of the Company, including the Company’s current liquidity position and the Company’s short-term and long-term liquidity prospects, the funding needs of and resources available to the Company and the Company’s efforts to access additional capital and to obtain waivers from the lender under its Credit Agreement (as defined below), the Forecasts and the capital required to achieve the Forecasts, the NOL Forecasts and certain other matters we believed necessary or appropriate to our inquiry.

In arriving at our opinion, we have, with your consent, relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished or made available to us by or on behalf of the Company and its associates, affiliates and advisors, or otherwise reviewed by or for us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities (contingent or otherwise) of the Company (including, without limitation, real property owned by the Company or to which the Company holds a leasehold interest), nor have any such valuations or appraisals been provided to us, and we do not express any opinion as to the value of such assets or liabilities. We have not evaluated the solvency or fair value of the Company or Parent under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or the assets of the Company or Parent. We take no responsibility for the accuracy of the Liquidity Projections, the Chapter 11 Sale Analysis or the Liquidation Analysis provided to us and did not independently verify the foregoing or the assumptions or methodologies used to prepare the foregoing. At the direction of the management of the Company, we have used and relied upon the Forecasts and the NOL Forecasts for purposes of our opinion. In relying on the Forecasts and the NOL Forecasts, we have assumed, at the direction of the Company, that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by the Company’s management as to the expected future results of operations and financial condition of the Company assuming the Company were able to continue as a going concern. We express no view as to the reasonableness of the Forecasts and the NOL Forecasts and the assumptions on which they are based.

The management of the Company has advised us, and we have relied upon such advice that (i) the lender under the Company’s Credit Agreement, dated as of November 18, 2015 (as amended, the “Credit Agreement”) will not agree to further waivers of defaults by the Company if the Company does not enter into a transaction prior to the expiration of the existing temporary waivers of defaults; (ii) there are currently no viable alternatives to the Transaction reasonably available prior to the expiration of the existing temporary waivers that would likely provide more value to the holders of Company Shares than the Offer Price or the Merger Consideration anticipated to be received in connection with the Offer and the Merger, as applicable, including, without limitation, a corporate reorganization or a sale of the Company under the protection of U.S. bankruptcy laws; (iii) if the Transaction is not consummated, the Company’s ability to operate as a going concern will be severely impaired; and (iv) such impairment would reasonably be expected to result in a filing of a voluntary or involuntary bankruptcy petition with respect to the Company, which would result in either a corporate reorganization or a sale of the Company under the protection of U.S. bankruptcy laws or a liquidation of the Company.

We have assumed that the transactions contemplated by the Agreement will be consummated as contemplated in the Agreement without any waiver or amendment of any terms or conditions, including, among other things, that the parties will comply with all material terms of the Agreement and that in connection with the receipt of all necessary governmental, regulatory or other approvals and consents required for the Transaction, no material delays, limitations, conditions or restrictions will be imposed. For purposes of rendering this opinion, we have assumed that there has not occurred any material change in the assets, financial condition, results of operations, business or prospects of the Company since the date of the most recent financial statements and other information, financial or otherwise, relating to the Company made available to us, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. We do not express any opinion as to any tax or other consequences that may result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters. We have relied as to all legal, tax and regulatory matters relevant to rendering our opinion upon the assessments made by the Company and its other advisors with respect to such issues. In arriving at our opinion, we have not taken into account any litigation, regulatory or other proceeding that is pending or may be brought against the Company or any of its affiliates. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any material respect from the draft of the Agreement reviewed by us.

Our opinion is necessarily based on securities markets, economic, monetary, financial and other general business and financial conditions as they exist and can be evaluated on, and the information made available to us as of, the date hereof and the conditions and prospects, financial and otherwise, of the Company as they were reflected in the information provided to us and as they were represented to us in discussions with members of the management of the Company. We are expressing no opinion herein as to the price at which Company Shares will trade at any future time. Our opinion is limited to the fairness, from a financial point of view, to the holders of Company Shares (other than Excluded Shares) of the Offer Price or Merger Consideration, as applicable, payable to such holders in the Offer and the Merger pursuant to the Agreement and we express no opinion as to any underlying decisions which the Company may make to engage in the Transaction or any alternative transaction. We do not express any opinion, nor have we been asked by the Board to express any opinion, as to the relative merits of the Transaction as compared to any alternative transaction, including, without limitation, a corporate reorganization or a sale of the Company under the protection of U.S. bankruptcy laws and any other alternative transaction that the Board has considered and elected not to pursue. We have not been asked to, nor do we, offer any opinion as to the terms, other than the Offer Price and the Merger Consideration to the extent expressly set forth herein, of the Transaction, the Agreement or any other agreement entered into in connection with the Transaction.

We and our affiliates are engaged in a wide range of financial advisory and investment banking activities. In addition, in the ordinary course of their asset management, merchant banking and other business activities, our affiliates may trade or otherwise effect transactions in the securities of the Company, Parent and any of their respective affiliates, for their own accounts or for the accounts of their affiliates and customers, and may at any time hold a long or short position in such securities. We are acting as financial advisor to the Company with respect to the Transaction and will receive a fee from the Company for our services, a portion of which is payable upon delivery of this opinion and the remaining portion of which is contingent upon the consummation of the Offer. In addition, the Company has agreed to reimburse certain of our expenses and indemnify us against certain liabilities that may arise out of our engagement. We and our affiliates may in the future provide financial services to the Company, Parent and/or their respective affiliates in the ordinary course of our businesses from time to time and may receive fees for the rendering of such services.

This opinion is provided for the benefit of the Board in connection with and for the purpose of its evaluation of the Transaction. This opinion should not be construed as creating any fiduciary duty on our part to any party. This opinion does not constitute a recommendation to the Board as to whether to approve the Transaction or a recommendation as to whether or not any holder of Company Shares should tender such Company Shares in connection with the Offer or how any holder of Company Shares should vote or otherwise act with respect to the Merger or any other matter. In addition, the Board has not asked us to address, and this opinion does not address, (i) the fairness to, or any other consideration of, the holders of any class of securities (other than holders of Company Shares (other than Excluded Shares) and then only to the extent expressly set forth herein) or creditors or other constituencies of the Company or (ii) the fairness of the amount or scope of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Offer Price and the Merger Consideration pursuant to the Agreement or otherwise.

This opinion is given and speaks only as of the date hereof. It should be understood that subsequent developments may affect this opinion and the assumptions used in preparing it, and we do not have any obligation to update, revise, or reaffirm this opinion. This opinion has been approved by the Global Advisory Commitment Committee of Rothschild Inc.

On the basis of and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Price or the Merger Consideration, as applicable, payable to the holders of Company Shares (other than Excluded Shares) in the Offer and the Merger pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

ROTHSCHILD INC.

ANNEX B

Section 262 of the General Corporation Law of the State of Delaware

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection.

An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

B-4